==============================================================================


                                   FORM 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934

For the month of:                       May                          2005
                      --------------------------------------      -----------

Commission File No.                  000-29898
                      --------------------------------------      -----------


                          Research In Motion Limited
-------------------------------------------------------------------------------
                                 (Registrant)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
-------------------------------------------------------------------------------
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

              Form 20-F                    Form 40-F   X
                        -----------                  ----------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                         No  X
                  -------------               --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________


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

                                DOCUMENT INDEX

Document
--------

    1. Research In Motion Limited - Consolidated Financial Statements prepared in accordance with U.S. GAAP for the years ended February 26, 2005 and February 28, 2004 and the notes thereto.

    2. Research In Motion Limited - Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended February 26, 2005 compared to the fiscal year ended February 28, 2004.

                                                                    Document 1

                    REPORT OF INDEPENDENT REGISTERED PUBLIC
                                ACCOUNTING FIRM


To the Shareholders of
Research In Motion Limited

We have audited the consolidated balance sheets of Research In Motion Limited as at February 26, 2005 and February 28, 2004 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended February 26, 2005 and February 28, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances; but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at February 26, 2005 and February 28, 2004 and the consolidated results of its operations and its cash flows for the years ended February 26, 2005 and February 28, 2004 in conformity with United States generally accepted accounting principles.

On March 31, 2005, we reported separately to the shareholders of the Company on the consolidated financial statements for the same periods, prepared in accordance with Canadian generally accepted accounting principles.


Toronto, Canada,                                      /s/ ERNST & YOUNG LLP
March 31, 2005.                                           Chartered Accountants

                         INDEPENDENT AUDITORS' REPORT


To the Shareholders of
Research In Motion Limited

We have audited the consolidated statements of operations, shareholders' equity and cash flows of Research In Motion Limited for the year ended March 1, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances; but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated results of the Company's operations and its cash flows for the year ended March 1, 2003 in conformity with United States generally accepted accounting principles.

On March 28, 2003, we reported separately to the shareholders of the Company on the consolidated financial statements for the same period, prepared in accordance with Canadian generally accepted accounting principles.


Toronto, Canada,           /s/ ERNST & YOUNG         /s/ ZEIFMAN & COMPANY, LLP
March 28, 2003.                Chartered Accountants     Chartered Accountants

                                               Research In Motion Limited
                                         Incorporated under the Laws of Ontario
                                         (United States dollars, in thousands)
                                     Prepared in Accordance with U.S. GAAP (note 1)

CONSOLIDATED BALANCE SHEETS                                                                         As at
                                                                                     February 26,            February 28,
                                                                                         2005                    2004
                                                                                  ------------------      ------------------
Assets
Current

Cash and cash equivalents (note 4(a))                                                   $   610,354            $  1,156,419
Short-term investments (note 4(b))                                                          315,495                       -
Trade receivables                                                                           210,459                  95,213
Other receivables                                                                            30,416                  12,149
Inventory (note 5)                                                                           92,489                  42,836
Restricted cash (note 15)                                                                   111,978                  36,261
Other current assets (note 19)                                                               22,857                  12,527
Deferred tax asset (note 9)                                                                 150,200                       -
                                                                                  ------------------      ------------------
                                                                                          1,544,248               1,355,405

Investments (note 4(b))                                                                     753,868                 339,285

Capital assets (note 6)                                                                     210,112                 147,709

Intangible assets (note 7)                                                                   83,740                  64,269

Goodwill (note 8)                                                                            29,026                  30,109
                                                                                  ------------------      ------------------

                                                                                       $  2,620,994            $  1,936,777
                                                                                  ==================      ==================

Liabilities
Current

Accounts payable                                                                         $   68,464              $   35,570
Accrued liabilities (notes 13 and 18 (c))                                                    87,133                  70,538
Accrued litigation and related expenses (note 15)                                           455,610                  84,392
Income taxes payable (note 9)                                                                 3,149                   1,684
Deferred revenue                                                                             16,235                  16,498
Current portion of long-term debt (note 10)                                                     223                     193
                                                                                  ------------------      ------------------
                                                                                            630,814                 208,875

Long-term debt (note 10)                                                                      6,504                   6,240
                                                                                  ------------------      ------------------
                                                                                            637,318                 215,115
                                                                                  ------------------      ------------------

Shareholders' Equity
Capital stock (note 11)
Authorized - unlimited number of non-voting, cumulative, redeemable, retractable preferred shares; unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares
Issued - 189,484,915 common shares (February 28, 2004 - 184,830,132)                      1,892,266               1,829,388
Retained earnings (accumulated deficit)                                                      94,181                (119,206)
Accumulated other comprehensive income (loss) (note 17)                                      (2,771)                 11,480
                                                                                  ------------------      ------------------
                                                                                          1,983,676               1,721,662
                                                                                  ------------------      ------------------
                                                                                       $  2,620,994            $  1,936,777
                                                                                  ==================      ==================

Commitments and contingencies (notes 10, 12, 14, 15 and 19) See notes to the consolidated financial statements.

On behalf of the Board:



/s/ JIM BALSILLIE                                                                /s/ MIKE LAZARIDIS
    Director                                                                         Director

                                               Research In Motion Limited
                                          (United States dollars, in thousands)
                                     Prepared in Accordance with U.S. GAAP (note 1)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


                                                                           Common      Retained     Accumulated
                                                                           Share       Earnings        Other
                                                                Common    Purchase   (Accumulated  Comprehensive
                                                                Shares    Warrants      Deficit)     Income (loss)    Total
                                                            ---------------------------------------------------------------------
Balance as at March 2, 2002                                  $  894,380   $    370    $   (19,204)    $   (1,478)    $  874,068

Comprehensive income (loss):
   Net loss                                                           -          -       (148,857)                     (148,857)
   Net change in unrealized gains on investments available
    for sale                                                                                               4,158          4,158
   Net change in derivative fair value during the year                                                     5,958          5,958
   Amounts reclassified to earnings during the year                   -          -              -         (1,041)        (1,041)
                                                                                 -                    -                    -

Shares issued:
   Exercise of stock options                                      1,155          -              -              -          1,155
   Common shares repurchased pursuant to Common
    Share Purchase Program                                      (21,528)         -         (2,974)             -        (24,502)
                                                            ---------------------------------------------------------------------
Balance as at March 1, 2003                                  $  874,007   $    370    $  (171,035)    $    7,597     $  710,939

Comprehensive income (loss):
   Net income                                                         -          -         51,829              -         51,829
   Net change in unrealized gains on investments available
    for sale                                                          -                                    1,854          1,854
   Net change in derivative fair value during the year                -          -              -         11,941         11,941
   Amounts reclassified to earnings during the year                   -          -              -         (9,912)        (9,912)

Shares issued:
   Exercise of stock options                                     49,771          -              -              -         49,771
   Issue of common shares                                       944,869          -              -              -        944,869
   Share issue costs                                            (39,629)         -              -              -        (39,629)
   Exercise of warrants                                             370       (370)             -              -              -
                                                            ---------------------------------------------------------------------
Balance as at February 28, 2004                             $ 1,829,388   $      -    $  (119,206)   $    11,480    $ 1,721,662

Comprehensive income (loss):
   Net income                                                         -          -        213,387              -        213,387
   Net change in unrealized gains (losses) on investments
     available for sale                                               -          -              -        (18,357)       (18,357)
   Net change in derivative fair value during the year                -          -              -          8,446          8,446
   Amounts reclassified to earnings during the year                   -          -              -         (4,340)        (4,340)

Shares issued:
   Exercise of stock options                                     54,151          -              -              -         54,151
   Deferred income tax benefit attributable to fiscal 2004
    financing costs                                               8,727          -              -              -          8,727
                                                            ---------------------------------------------------------------------
Balance as at February 26, 2005                             $ 1,892,266   $      -    $    94,181    $    (2,771)   $ 1,983,676
                                                            =====================================================================

See notes to the consolidated financial statements.


                                   Research In Motion Limited
                  (United States dollars, in thousands, except per share data)
                         Prepared in Accordance with U.S. GAAP (note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   For the Year Ended
                                                                   February 26,        February 28,          March 1,
                                                                       2005                2004               2003
                                                                 ---------------     ---------------     ---------------
Revenue                                                            $  1,350,447         $   594,616         $   306,732

Cost of sales                                                           635,914             323,365             187,289
                                                                 ---------------     ---------------     ---------------
Gross margin                                                            714,533             271,251             119,443
                                                                 ---------------     ---------------     ---------------
Expenses

Research and development, net of government funding (note 14)           101,180              62,638              55,916
Selling, marketing and administration (notes 18(d) and 19)              190,730             108,492             104,978
Amortization                                                             35,941              27,911              22,324
Restructuring charges                                                         -                   -               6,550
Litigation (note 15)                                                    352,628              35,187              58,210
                                                                 ---------------     ---------------     ---------------
                                                                        680,479             234,228             247,978
                                                                 ---------------     ---------------     ---------------
Income (loss) from operations                                            34,054              37,023            (128,535)

Investment income                                                        37,107              10,606              11,430
                                                                 ---------------     ---------------     ---------------
Income (loss) before income taxes                                        71,161              47,629            (117,105)
                                                                 ---------------     ---------------     ---------------
Provision for (recovery of) income taxes (note 9)
Current                                                                   1,425              (4,200)              3,513
Deferred                                                               (143,651)                  -              28,239
                                                                 ---------------     ---------------     ---------------
                                                                       (142,226)             (4,200)             31,752
                                                                 ---------------     ---------------     ---------------
Net income (loss)                                                   $   213,387          $   51,829         $  (148,857)
                                                                 ===============     ===============     ===============
Earnings (loss) per share (note 16)

Basic                                                                $     1.14          $     0.33          $    (0.96)
                                                                 ===============     ===============     ===============

Diluted                                                              $     1.09          $     0.31          $    (0.96)
                                                                 ===============     ===============     ===============

See notes to the consolidated financial statements.

                                        Research In Motion Limited
                                  (United States dollars, in thousands)
                              Prepared in Accordance with U.S. GAAP (note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         For the Year Ended
                                                                          February 26,       February 28,          March 1,
                                                                             2005               2004                2003
                                                                        ---------------    ---------------    ---------------
Cash flows from operating activities

Net income (loss)                                                           $  213,387        $    51,829        $ (148,857)

Items not requiring an outlay of cash:

Amortization                                                                    66,760             54,529            31,147
Deferred income taxes                                                         (143,651)                 -            29,244
Loss (gain) on disposal of capital assets                                          (69)               223               502
Loss on foreign currency translation of long-term debt                              12                859              (339)
Unrealized foreign exchange gain                                                   (80)                 -                 -
Net changes in working capital items (note 18(a))                              141,623            (43,605)           91,093
                                                                        ---------------    ---------------    ---------------
                                                                               277,982             63,835             2,790
                                                                        ---------------    ---------------    ---------------
Cash flows from financing activities

Issuance of share capital and warrants                                          54,151            994,640             1,155
Financing costs                                                                      -            (39,629)                -
Buyback of common shares pursuant to Common Share Purchase Program
 (note 11(a))                                                                                                       (24,502)
Repayment of long-term debt                                                       (199)            (6,130)             (614)
                                                                        ---------------    ---------------    ---------------
                                                                                53,952            948,881           (23,961)
                                                                        ---------------    ---------------    ---------------

Cash flows from investing activities

Acquisition of investments                                                    (615,098)          (186,989)         (190,030)
Proceeds on sale or maturity of investments                                     18,385             43,746                 -
Acquisition of capital assets                                                 (109,363)           (21,815)          (39,670)
Acquisition of intangible assets                                               (17,061)           (32,252)          (30,997)
Acquisition of subsidiaries (note 8)                                            (3,888)               478           (21,990)
Acquisition of short-term investments                                         (227,072)           (24,071)          (41,900)
Proceeds on sale and maturity of short-term investments                         76,022             24,071           345,983
                                                                        ---------------    ---------------    ---------------
                                                                              (878,075)          (196,832)           21,396
                                                                        ---------------    ---------------    ---------------
Effect of foreign exchange on cash and cash equivalents                             76               (146)              (20)
                                                                        ---------------    ---------------    ---------------
Net increase (decrease) in cash and cash equivalents for the year             (546,065)           815,738               205

Cash and cash  equivalents, beginning of year                                1,156,419            340,681           340,476
                                                                        ---------------    ---------------    ---------------

Cash and cash  equivalents, end of year                                     $  610,354        $ 1,156,419        $  340,681
                                                                        ===============    ===============    ===============

See notes to the consolidated financial statements.


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

NATURE OF BUSINESS

     Research In Motion Limited ("RIM" or the "Company") is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), personal organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to industry leading handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, the RIM wireless handheld product line, technical support services and BlackBerry licensing relationships. The Company was incorporated on March 7, 1984 under the Ontario Business Corporations Act. The Company's shares are traded on The Toronto Stock Exchange under the symbol RIM and on the Nasdaq National Market under the symbol RIMM.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  General

     These consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles ("U.S. GAAP") on a basis consistent for all periods presented.

     Historically, the primary consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") with an annual reconciliation of the Company's financial position and results of operations as calculated using U.S. GAAP. In order to provide information on a more comparable basis with a majority of the industry, effective March 2, 2003, the Company initiated reporting its financial position, results of operations and cash flows under U.S. GAAP in its consolidated financial statements. Consolidated financial statements prepared in U.S. dollars and under Canadian GAAP are prepared separately and made available to all shareholders. Those Canadian GAAP consolidated financial statements are filed with Canadian regulatory authorities.

     The significant accounting policies used in these U.S. GAAP consolidated financial statements are as follows:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


(b)  Basis of consolidation

     The consolidated financial statements include the accounts of all subsidiaries with intercompany transactions and balances eliminated on consolidation. All of the Company's subsidiaries are wholly-owned and are considered to be fully integrated operations.

(c)  Use of estimates

     The preparation of the Company's consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the determination of reserves for various litigation claims, allowance for doubtful accounts, provision for excess and obsolete inventory, fair values of assets acquired and liabilities assumed in business combinations, amortization expense, implied fair value of goodwill, realization of future tax assets and the related components of the valuation allowance, provision for warranty, and the fair values of financial instruments. Actual results could differ from these estimates.

(d)  Foreign currency translation

     The U.S. dollar is the functional and reporting currency of the Company. Foreign currency denominated assets and liabilities of the Company and all of its subsidiaries are translated into U.S. dollars using the temporal method. Accordingly, monetary assets and liabilities are translated using the exchange rates in effect at the consolidated balance sheet date, non-monetary assets and liabilities at historical exchange rates, and revenues and expenses at the rates of exchange prevailing when the transactions occurred. Resulting exchange gains and losses are included in income.

(e)  Cash and cash equivalents

     Cash and cash equivalents consist of balances with banks and highly liquid short-term investments with maturities of three months or less at the date of acquisition and are carried on the consolidated balance sheets at fair value.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


(f)  Trade receivables

     Trade receivables are presented net of an allowance for doubtful accounts. The allowance was $1,697 at February 26, 2005 (February 28, 2004 - $2,379). Bad debt expense (recovery) was ($500) for the year ended February 26, 2005 (February 28, 2004 - ($548); March 1, 2003 - $696).

     The allowance for doubtful accounts reflects estimates of probable losses in trade receivables. The Company has historically been dependent on a small number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects this trend of increasing trade receivables balances with its large customers to continue as it sells an increasing number of its wireless handheld and software products and service relay access through network carriers and resellers rather than selling directly to end consumers. The Company evaluates the collectibility of its trade receivables balances based upon a combination of factors on a periodic basis.

     When the Company becomes aware of a specific customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's operating results or financial position, and payment experiences), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers continue to deteriorate, the Company's estimates of the recoverability of trade receivables balances could be further adjusted downward.

(g)  Investments

     The Company's investments consist of money market and other debt securities, and are classified as available-for-sale for accounting purposes. The Company does not exercise significant influence with respect to any of these investments.

     Investments with maturities of less than one year, as well as any investments that management intends to hold for less than one year, are classified as Short-term investments, otherwise they are classified as Investments.

     The Company has reviewed its intent to continue to hold certain investments previously classified as held-to-maturity and has determined this intent is no longer present. These investments have been reclassified as available-for-sale, and prior period carrying values have been adjusted to reflect these securities as available-for-sale since acquisition. This change results in an increase of $5,399 in the carrying amount of investments at February 28, 2004, and an increase in accumulated other comprehensive income of $5,399 for the year ended February 28, 2004 (March 1, 2003 - increase of $4,158).

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Investments classified as available-for-sale under Statement of Financial Accounting Standards ("SFAS") 115 are carried at fair value. Unrealized gains and losses on available-for-sale investments are accounted for through accumulated other comprehensive income, until such investments mature or are sold.

     The Company monitors its investment portfolio for impairment on a periodic basis, and assesses declines in the value of individual investments to determine whether the decline is other-than-temporary and thus the investment is impaired. The Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down is recorded.

(h)  Derivative financial instruments

     The Company uses derivative financial instruments including forward contracts and options, to hedge certain foreign currency exposures. The Company does not use derivative financial instruments for speculative purposes.

     The Company formally documents relationships between hedging instruments and associated hedged items. This documentation includes: identification of the specific foreign currency asset, liability or forecasted transaction being hedged; the nature of the risk being hedged; the hedge objective; and, the method of assessing hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in foreign currency denominated assets, liabilities and anticipated cash flows of hedged items.

     SFAS 133, Accounting for Derivative Instruments, as amended by SFAS 137, 138 and 149, requires all derivative instruments to be recognized at fair value on the consolidated balance sheet, and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices. For derivative instruments designated as fair value hedges, changes in fair value are recognized in current earnings, and will generally be offset by changes in the fair value of the associated hedged asset or liability. For derivative instruments designated as cash flow hedges, the effective portion of changes in fair value are recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transaction affect earnings. Ineffective portions of changes in fair value, if any, are recorded in current earnings. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge, and

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     gains and losses are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

(i)  Inventories

     Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labour applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

(j)  Impairment of Long-lived assets

     The Company reviews long-lived assets such as property, plant and equipment, and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than the carrying amount of the asset, a loss, if any, is recognized for the excess of the carrying value over the fair value of the asset.

(k)  Capital Assets

     Capital assets are stated at cost less accumulated amortization. No amortization is provided for on construction in progress until the assets are ready for use. Amortization is provided using the following rates and methods:

       Buildings, leaseholds and other        Straight-line over terms between
                                              5 and 40 years
       BlackBerry operations and other        Straight-line over terms between
       information technology                 3 and 5 years
       Manufacturing equipment, research      Straight-line over terms between
       and  development equipment, and        2 and 8 years
       tooling
       Furniture and fixtures                 20% per annum declining balance

     During the year, the Company re-evaluated the estimated useful lives of certain of its information technology assets and determined that the estimated useful lives should be reduced to periods of three or four years from five years. The impact of this change was applied on a prospective basis commencing with the first quarter of fiscal 2005. The impact of this change of accounting estimate resulted in incremental amortization expense of $4,275 in fiscal 2005. Of this amount, $1,750 was included in Cost of sales, and $2,525 was included in Amortization.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


(l)  Intangible assets

     Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. Licenses include licenses or agreements that the Company has negotiated with third parties upon use of third parties' technology. Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal defence costs arising out of the assertion of any Company-owned patents. Acquired technology consists of purchased developed technology arising from the Company's corporate acquisitions.

     Intangible assets are amortized as follows:

     Acquired technology                    Straight-line over 2 to 5 years
     Licenses                               Lesser of 5 years or on a per unit
                                            basis based upon the anticipated
                                            number of units sold during the
                                            terms of the licence agreements
     Patents                                Straight-line over 17 years

(m)  Goodwill

     Effective March 3, 2002, the Company adopted the new recommendations in accordance with SFAS 142 with regards to goodwill and intangible assets and accordingly, goodwill is no longer amortized to earnings, but periodically tested for impairment. Upon adoption of these new recommendations, goodwill must be tested for impairment at the beginning of each year.

     Goodwill represents the excess of the purchase price of business acquisitions over the fair value of identifiable net assets acquired in such acquisitions. Goodwill is allocated as at the date of the business combination. Goodwill is not amortized, but is tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired.

     The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit including goodwill is compared with its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired, and the second step is considered unnecessary.

     In the event that the fair value of the reporting unit, including goodwill, is less than the carrying value, the implied fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting unit goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of operations.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The Company has one reporting unit, which is the consolidated Company.

(n)  Income taxes

     The liability method of tax allocation is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities, and measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     The Company continues to assess, on an on-going basis, the degree of certainty regarding the realization of deferred tax assets, and whether a valuation allowance is required.

     The Company has used the flow-through method to account for investment tax credits earned on eligible scientific research and development expenditures. Under this method, the investment tax credits are recognized as a reduction in income tax expense.

(o)  Revenue recognition

     The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

     Hardware

     Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

     If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Service

     Revenue from service is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

     Software

     Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

     Non-recurring engineering contracts

     Revenue from non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance.

     Other

     Revenue from the sale of accessories and original equipment manufacturer products ("OEM") radios is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Technical support contracts extending beyond the current period are recorded as deferred revenue.

     Shipping and handling costs

     Where they can be reasonably attributed to certain revenue, shipping and handling costs are included in Cost of sales, otherwise they are included in Selling, Marketing and Administration.

     Multiple-Element Arrangements

     The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the arrangement consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     revenue recognition policies described above are then applied to each unit of accounting.

(p)  Research and development

     The Company is engaged at all times in research and development work. Research and development costs, other than for the acquisition of capital assets, are charged as an operating expense of the Company as incurred.

(q)  Government assistance

     The Company has received no government assistance in fiscal 2005 and 2004.

     Government funding towards research and development expenditures received in fiscal 2003 was primarily with respect to grants from Technology Partnerships Canada on account of eligible scientific research and experimental development expenditures. Assistance related to the acquisition of capital assets used for research and development is credited against the cost of related capital assets and all other assistance is credited against related expenses as incurred.

(r)  Statements of comprehensive income (loss)

     U.S. GAAP, SFAS 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in general-purpose financial statements. Comprehensive income is defined as the change in net assets of a business enterprise during a period from transactions and other events and circumstances from non-owner sources, and includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The reportable items of comprehensive income are cash flow hedges as described in note 19, and changes in the fair value of investments available for sale as described in note 4. Realized gains (losses) on available-for-sale investments are reclassified into earnings using the specific identification basis.

(s)  Earnings (loss) per share

     Earnings (loss) per share is calculated based on the weighted average number of shares outstanding during the year. The treasury stock method is used for the calculation of the dilutive effect of stock options and common share purchase warrants.

(t)  Stock-based compensation plan

     The Company has a stock-based compensation plan, which is described in note 11(b). The options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     consideration paid by employees on exercise of stock options is credited to capital stock.

     Compensation expense is recognized when stock options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value method"). The exercise price of options granted by the Company is the market value of the underlying stock at the date of grant; consequently, no compensation expense is recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

     SFAS 123, Accounting for Stock-Based Compensation, requires proforma disclosures of net income (loss) and earnings (loss) per share, as if the fair value method, as opposed to the intrinsic value method of accounting for employee stock options, had been applied. The disclosures in the following table present the Company's net income (loss) and earnings
     (loss) per share on a proforma basis using the fair value method as determined using the Black-Scholes option pricing model:


                                                                             For the year ended
                                                               February 26,     February 28,       March 1,
                                                                  2005              2004            2003
                                                        -----------------------------------------------------

Net income (loss) - as reported                            $    213,387          $   51,829       $(148,857)
Stock-based compensation expense for the year                    22,487              20,033          20,296
                                                        -----------------------------------------------------

Net income (loss) - proforma                               $    190,900          $   31,796       $(169,153)
                                                        =====================================================

Proforma earnings (loss) per common share:
  Basic                                                    $       1.02          $     0.20       $   (1.09)
  Diluted                                                  $       0.98          $     0.19       $   (1.09)

Weighted average number of shares outstanding (000's):
  Basic                                                         187,653             159,300         155,272
  Diluted                                                       195,675             163,868         155,272


     The weighted average fair value of options granted during the year was calculated using the Black-Scholes option-pricing model with the following assumptions:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                        For the year ended
                                                            February 26,      February 28,       March 1,
                                                                2005              2004             2003
                                                      -----------------------------------------------------
Number of options granted (000's)                                 315           3,148             1,912
                                                      -----------------------------------------------------

Weighted average Black-Scholes value of each option          $  31.58          $ 8.29           $  4.29

Assumptions:
  Risk free interest rate                                         3.3%            3.0%              4.5%
  Expected life in years                                          4.0             4.0               3.5
  Expected dividend yield                                           0%              0%                0%
  Volatility                                                       69%             70%               70%


(u)  Warranty

     The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, material usage and other related repair costs, and freight expense.

     The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences increased or decreased warranty activity, or increased or decreased costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

(v)  Advertising costs

     The Company expenses all advertising costs as incurred. These costs are included in Selling, marketing and administration.

2.   ADOPTION OF ACCOUNTING POLICIES

(a)  Stock Based Compensation

     In December, 2002 the Financial Accounting Standards Board ("FASB") issued SFAS 148, Accounting for Stock-Based Compensation. SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     compensation. There was no effect on the Company's results of operations and financial position as a result of SFAS 148, as the Company has not yet adopted the fair value based method.

(b)  Other-Than-Temporary Impairment of Certain Investments

     The Emerging Issues Task Force released Issue No. 03-01
     Other-Than-Temporary Impairment and its Application to Certain Investments ("EITF 03-01"). EITF 03-01 is applicable to companies with year-ends after December 15, 2003. In September 2004, the FASB delayed the implementation of EITF 03-01; however the disclosure requirements remain effective.

(c)  Change in Capital Assets Amortization Method

     During the year, the Company reviewed the estimated useful lives of capital assets used in manufacturing, and research and development operations and the application of the 20% declining balance amortization method. As a result of plant capacity and capital asset utilizations currently approaching 100%, versus much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual amortization expense and resulting residual net book values that are consistent with the increased current and future capital asset usage. The Company revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years for such capital assets, on a prospective basis, effective the second quarter of fiscal 2005. The impact of this change in method of accounting was insignificant for fiscal 2005.

(d)  Consolidation of Variable Interest Entities

     In December 2003, the FASB amended Interpretation No. 46 Consolidation of Variable Interest Entities ("FIN 46R"). FIN 46R requires that a variable interest entity ("VIE") be consolidated by a company if that company is subject to a majority of the risk of loss from the VIE's residual returns. The adoption of FIN 46R had no impact on the Company's consolidated financial statements.

3.   RECENTLY ISSUED PRONOUNCEMENTS

(a)  Equity Method of Accounting to Investments

     In June 2004, the Emerging Issues Task Force released Issue No. 02-14 Whether an Investor Should Apply the Equity Method of Accounting to Investments other than Common Stock ("EITF 02-14"). EITF 02-14 addresses the situation where an investor does not own an investment in the common stock, but exercises significant influence over the financial and operating policies of the Company. EITF 02-14 goes on to state that the equity method of accounting for investments should only be applied when the investor has investments in common stock, or in-substance common

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     stock and has significant influence over the investee. The Company has determined that the adoption of EITF 02-14 has no impact on the Company's consolidated financial statements.

(b)  Stock-Based Compensation

     On December 16, 2004, the FASB issued amended SFAS 123 ("SFAS 123(R)") Accounting for Share-Based Payment. SFAS 123(R) requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R) requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") method. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior periods for amounts previously recorded as proforma expense. On April 14, 2005, the U.S. Securities and Exchange Commission announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

(c)  Inventory Costs

     In November 2004, the FASB issued SFAS 151 Inventory Costs. SFAS 151 amends Accounting Research Bulletin ("ARB") 43 to clarify the accounting treatment of several abnormal inventory type costs. This standard is in effect for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

(d)  Exchanges of Non-Monetary Assets

     In December 2004, the FASB issued SFAS 153 Exchanges of Non-Monetary Assets. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This standard is in effect for exchanges occurring in fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003


In thousands of United States dollars, except share and per share data, and except as otherwise indicated


4.   CASH AND CASH EQUIVALENTS AND INVESTMENTS

(a) Cash and cash equivalents are recorded at fair value and comprise the following:

                                                 February 26,      February 28,
                                                     2005              2004
                                              ---------------------------------

     Balances with banks                         $   26,005          $   2,644
     Money market investment funds                        -              9,657
     Certificates of deposit                         10,012            255,199
     Repurchase agreements                              907            110,622
     Commercial paper and corporate notes           573,430            778,297
                                              ---------------------------------

                                                 $  610,354         $ 1,156,419
                                              =================================


     Cash and cash equivalents carry weighted average yields of 2.5% as at February 26, 2005 (February 28, 2004 - 1.0%).

(b) Investments consist of money-market and other debt securities and are classified as available-for-sale investments.

     As at February 26, 2005, the contractual maturities of debt securities were as follows (at carrying value):


                                                    Years to Maturity
                          -----------------------------------------------------------------------
                           Less than       One to        Five to      Over Ten       No Single
                           One Year      Five Years     Ten Years       Years      Maturity Date      Total
                          --------------------------------------------------------------------------------------

     Available-for-sale    $ 56,267      $ 675,902       $    -       $ 112,344     $ 224,850       $1,069,363
                          ======================================================================================



     Securities with no single maturity date reflect asset-backed securities.

     Available-for-sale investments are carried at fair value and comprise the following:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                     Amortized          Unrealized      Unrealized       Estimated
                                                       Cost               Gains          Losses          Fair Value
                                               ---------------------------------------------------------------------

     As at February 26, 2005
     Government sponsored enterprise notes          $   377,492           $    82       $  (6,198)      $   371,376
     Asset-backed securities                            227,255                39          (2,444)          224,850
     Commercial paper and corporate bonds               352,173               813          (4,637)          348,349
     Auction-rate securities                            124,788                 -               -           124,788
                                               ---------------------------------------------------------------------
                                                    $ 1,081,708           $   934       $ (13,279)      $ 1,069,363
                                               =====================================================================

     Classified as Short-Term                       $   314,931           $   912       $    (348)      $   315,495
     Classified as Long-Term                            766,777                22         (12,931)          753,868
                                               ---------------------------------------------------------------------
     Total                                          $ 1,081,708           $   934       $ (13,279)      $ 1,069,363
                                               =====================================================================

     As at February 28, 2004
     Government sponsored enterprise notes          $    80,086           $   300       $       -       $    80,386
     Asset-backed securities                             90,043             1,350             (16)           91,377
     Corporate bonds and notes                          163,144             4,397             (19)          167,522
                                               ---------------------------------------------------------------------
                                                    $   333,273           $ 6,047       $     (35)      $   339,285
                                               =====================================================================

     Classified as Short-Term                       $         -           $     -       $       -       $         -
     Classified as Long-Term                            333,273             6,047             (35)          339,285
                                               ---------------------------------------------------------------------
     Total                                          $   333,273           $ 6,047       $     (35)      $  339,285
                                               =====================================================================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Realized gains and losses on available-for-sale securities comprise the following:



                                                           February 26,    February 28,    March 1,
                                                              2005            2004           2003

     Realized gains                                         $   -           $   16         $   10
     Realized losses                                            -              (22)            (1)
                                                          -------------------------------------------
                                                            $   -           $   (6)        $    9
                                                          ===========================================


     Fair value and unrealized losses position for available-for-sale securities as at February 26, 2005.


                                           Less than 12 months        12 months or more             Total
                                         Fair       Unrealized     Fair      Unrealized       Fair        Unrealized
                                         Value        losses       Value       losses        Value          losses


     Government sponsored
     enterprise notes                 $     -        $   -      $ 351,685     $ 6,198      $ 351,685      $ 6,198
     Asset-backed securities                -            -        215,683       2,444        215,683        2,444
     Commercial paper and
     corporate bonds                   56,267          155        237,989       4,482        294,256        4,637
                                    ---------------------------------------------------------------------------------
                                     $ 56,267        $ 155      $ 805,357     $13,124      $ 861,624      $13,279
                                    =================================================================================


     Unrealized losses for government sponsored enterprise notes, asset-backed securities and commercial paper and corporate bonds were caused by increases in interest rates. The Company does not believe that it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. The Company has the ability and intent to hold these investments, until there is a recovery of fair value, which may be at maturity. As a result, the Company does not consider these investments to be other-than-temporarily impaired as at February 26, 2005.

     Investments carry weighted average yields of 3.1% as at February 26, 2005 (February 28, 2004 - 3.1%)

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


5.   INVENTORY

     Inventory is comprised as follows:


                                                                      February 26,       February 28,
                                                                              2005               2004
                                                                   -----------------------------------

     Raw materials                                                    $  78,080          $  35,119
     Work in process                                                     11,282              8,713
     Finished goods                                                       9,868              7,679
     Provision for excess and obsolete inventory                         (6,741)            (8,675)
                                                                   -----------------------------------
                                                                      $  92,489          $  42,836
                                                                   ===================================


6.   CAPITAL ASSETS

     Capital assets are comprised of the following:


                                                                                 February 26, 2005
                                                                                   Accumulated        Net book
                                                                        Cost       amortization         value
                                                               --------------------------------------------------

     Land                                                            $   8,850     $       -         $   8,850
     Buildings, leaseholds and other                                   109,654        14,016            95,638
     BlackBerry operations and other information technology            135,352        75,495            59,857
     Manufacturing equipment, research and development
     equipment, and tooling                                             60,222        33,175            27,047
     Furniture and fixtures                                             40,553        21,833            18,720
                                                               --------------------------------------------------
                                                                     $ 354,631     $ 144,519         $ 210,112
                                                               ==================================================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                                       February 28, 2004
                                                                                         Accumulated        Net book
                                                                            Cost        amortization         value
                                                                    --------------------------------------------------

     Land                                                               $   8,850         $       -         $   8,850
     Buildings, leaseholds and other                                       70,326            11,343            58,983
     BlackBerry operations and other information technology                91,950            47,605            44,345
     Manufacturing equipment, research and development equipment,          57,156            28,176            28,980
     and tooling
     Furniture and fixtures                                                18,621            12,070             6,551
                                                                    --------------------------------------------------
                                                                        $ 246,903         $  99,194         $ 147,709
                                                                    ==================================================


     As at February 26, 2005 the carrying amount of assets under construction is $15,849 (February 28, 2004 - $nil) and is including in Building, leaseholds and other.

     For the year ended February 26, 2005, amortization expense related to Capital assets was $47,030 (February 28, 2004 - $35,067; March 1, 2003 -
     $27,997). During fiscal 2004, the Company recorded additional amortization expense of $1,318 with respect to certain Capital assets no longer used by the Company; $618 of this amount is included in Cost of sales.

7.   INTANGIBLE ASSETS

     Intangible assets are comprised of the following:


                                                                           February 26, 2005
                                                                               Accumulated       Net book
                                                                 Cost         amortization        value
                                                           ------------------------------------------------

     Acquired technology                                       $  12,151       $   6,045        $   6,106
     Licences                                                     86,352          31,107           55,245
     Patents                                                      28,082           5,693           22,389
                                                           ------------------------------------------------
                                                               $ 126,585       $  42,845        $  83,740
                                                           ================================================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                            February 28, 2004
                                                                               Accumulated       Net book
                                                                 Cost         amortization        value
                                                           ------------------------------------------------

     Acquired technology                                     $  10,012         $   3,746         $   6,266
     Licences                                                   52,216            15,299            36,917
     Patents                                                    25,156             4,070            21,086
                                                             ----------------------------------------------
                                                             $  87,384         $  23,115         $  64,269
                                                             ==============================================


     The Company had been involved in patent litigation with Good Technology, Inc. ("GTI"). The Company and GTI (the "parties") entered into an agreement on March 26, 2004 whereby the parties signed a settlement and license agreement and consequently dismissed a series of pending lawsuits between the two companies. The parties entered into a settlement and royalty-bearing license agreement whereby RIM received a lump-sum settlement during the first quarter of fiscal 2005 as well as the right to ongoing quarterly royalties. The lump-sum settlement amount was credited to Patents in the first quarter of fiscal 2005, as a recovery of costs previously incurred by the Company. The settlement of this dispute was not material to the Company's financial position.

     During fiscal 2004, the Company recorded provisions amounting to $4,327 against the carrying values of certain of its intangible assets as a result of changes in the Company's current and intended product offerings. Of this amount $2,750 was included in Cost of sales with the balance of $1,577 recorded as Amortization expense. Such charges reflected management's assessment of net realizable values.

     For the year ended February 26, 2005, amortization expense related to intangible assets was $19,730 (February 28, 2004 - $19,462; March 1, 2003
     - $2,848). Total additions to intangible assets in 2005 were $37,061 (2004 - $32,252).

     Based on the carrying value of the identified intangible assets as at February 26, 2005, and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five years is expected to be as follows: 2006 - $25 million; 2007 - $16 million; 2008 - $7 million; 2009 - $6 million; and 2010 - $6 million. Licenses are amortized over the lesser of five years or on a per unit basis based upon the anticipated number of units sold during the terms of the license agreements.

8.   ACQUISITIONS

     During fiscal 2005, the Company completed two acquisitions. Effective March 2004, the Company purchased the assets of a company whose proprietary software products enable wireless access to a corporate email

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



     system using a handheld device. Effective February 2005, the Company acquired 100% of the common shares of a company that offers technology that will be incorporated into the Company's software.

     As a result of the NTP resolution during the fourth quarter of fiscal 2005 as described in note 15, the Company has now recognized a deferred tax benefit of $1,083 related to a fiscal 2003 acquisition. This amount resulted in a reduction of Goodwill.

     During fiscal 2004, the purchase price related to one of the fiscal 2003 acquisitions was revised, resulting in a reduction to goodwill of $478 and a return of consideration.

     During fiscal 2003 the Company completed four acquisitions. Effective June 2002, the Company purchased the assets of a company whose proprietary software code provides capabilities to facilitate foreign language input and display on handheld products. Effective July 2002, the Company acquired 100% of the common shares of a company that will offer a secure solution for viewing email attachments with BlackBerry Wireless Handhelds. Effective August 2002, the Company acquired 100% of the common shares of a company that has software products which enable wireless access to major email systems including corporate, proprietary and POP3/IMAP4 using a handheld device. In addition, effective September 2002, the Company also acquired 100% of the common shares of a small company with expertise and technology related to wireless networks.

     The results of the acquirees' operations have been included in the consolidated financial statements commencing from each respective closing date to February 26, 2005.

     The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                       For the year ended
                                                          February 26,     February 28,       March 1,
                                                                  2005             2004           2003
                                                      ---------------------------------------------------

Assets purchased

      Capital assets                                       $         -       $       -        $    317
      Deferred tax asset                                         2,889               -               -
      Acquired technology                                        2,140               -           7,326
      Goodwill                                                  (1,083)           (478)         16,193
                                                      ---------------------------------------------------
                                                                 3,946            (478)         23,836
                                                      ---------------------------------------------------

Liabilities assumed                                                 58               -           1,275
Deferred income tax liability                                        -               -             357
                                                      ---------------------------------------------------
                                                                    58               -           1,632
                                                      ---------------------------------------------------

Net non-cash assets acquired                                     3,888            (478)         22,204
      Cash acquired                                                 23               -             117
                                                      ---------------------------------------------------
Net assets acquired                                          $   3,911        $   (478)       $ 22,321
                                                      ===================================================

Consideration
      Cash                                                   $   3,911        $   (478)       $ 22,107
      Assumption of acquiree long-term debt                          -               -             214
                                                      ---------------------------------------------------
                                                             $   3,911        $   (478)       $ 22,321
                                                      ===================================================


     The acquisitions were accounted for using the purchase method whereby assets acquired and liabilities assumed were recorded at their fair value as of the date of acquisition. The excess of the purchase price over such fair value was recorded as goodwill. Acquired technology includes current and core technology. The Company's purchase price allocations with respect to the fiscal 2003 acquisitions resulted in goodwill of $16,193, of which $13,316 is expected to be deductible for tax purposes.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


9.   INCOME TAXES

     The difference between the amount of the provision for (recovery of) income taxes and the amount computed by multiplying income before income taxes by the statutory Canadian tax rate is reconciled as follows:



                                                                            For the year ended
                                                               February 26,        February 28,            March 1,
                                                                       2005                2004                2003
                                                              ------------------------------------------------------

     Statutory Canadian tax rate                                        36.1%               36.5%              38.3%

     Expected income tax provision (recovery)                     $   25,703          $   17,394         $  (44,817)

     Differences in income taxes resulting from:
       Manufacturing and processing activities                        (1,053)               (900)             3,951
       Increase (decrease) in valuation allowance                   (142,852)             29,100             61,969
       Investment tax credits                                        (13,652)                  -                  -
       Foreign exchange                                               (2,782)              3,820             (1,408)
       Foreign tax rate differences                                   (5,444)            (45,088)             7,352
       Enacted tax rate changes                                            -              (9,743)             4,835
       Other differences                                              (2,146)              1.217               (130)
                                                             --------------------------------------------------------
                                                                  $ (142,226)         $   (4,200)        $   31,752
                                                             =======================================================


                                                                            For the year ended
                                                               February 26,        February 28,            March 1,
                                                                       2005                2004                2003
                                                             -------------------------------------------------------

     Income (loss) before income taxes:
       Canadian                                                   $   55,136          $   29,309         $ (102,954)
       Foreign                                                        16,025              18,320            (14,151)
                                                             --------------------------------------------------------
                                                                  $   71,161          $   47,629         $ (117,105)
                                                             ========================================================

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The provision for (recovery of) income taxes consists of the following:


                                                                            For the year ended
                                                               February 26,       February 28,        March 1,
                                                                       2005               2004            2003
                                                             --------------------------------------------------

     Provision for (recovery of) income taxes:


        Current
           Canadian                                           $       655         $      484         $     (8)
           Foreign                                                    770             (4,684)           3,521
        Deferred
           Canadian                                               (142,070)                -           27,593
           Foreign                                                  (1,581)                -              646
                                                             ----------------------------------------------------
                                                              $   (142,226)       $   (4,200)        $ 31,752
                                                             ====================================================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



     Deferred income tax assets and liabilities consist of the following temporary differences:



                                                                               As at
                                                                   February 26,      February 28,
                                                                           2005              2004
                                                                 ---------------------------------

     Assets
       Financing costs                                              $    8,727          $   13,170
       Non-deductible reserves                                           7,370               3,492
       Reserve related to NTP litigation (note 15)                      92,837                   -
       Research and development incentives                              42,920              68,802
       Tax loss carryforwards                                           10,009              37,428
       Capital assets                                                        -              18,252
       Other tax carryforwards                                               -                 204
                                                                 ----------------------------------
                                                                       161,863             141,348
     Less: valuation allowance                                               -             139,455
                                                                 ----------------------------------
     Net deferred income tax assets                                 $  161,863          $    1,893
                                                                 ----------------------------------

     Liabilities
       Capital assets                                                    4,313                   -
       Unrealized gains on financial instruments                         5,070               1,893
       Other tax carryforwards                                           2,280                   -
                                                                 -----------------------------------
                                                                        11,663               1,893
                                                                 -----------------------------------
     Net deferred income tax assets                                 $  150,200          $        -
                                                                 ===================================


     As a result of the NTP resolution during the fourth quarter of fiscal 2005 as described in note 15, the Company determined that it was more likely than not it can realize its deferred tax assets. Accordingly, a valuation allowance of $nil is required on its deferred tax assets (February 28, 2004 - $139,455). The Company will continue to evaluate and examine the valuation allowance on a regular basis and as future events unfold, the valuation allowance may be adjusted.

     The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, since these earnings are intended to be reinvested indefinitely.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


10.  LONG-TERM DEBT

     At February 26, 2005, long-term debt consisted of mortgages with interest rates ranging between 6.88% and 7.90%, against which certain land and buildings are pledged as collateral. The carrying value of the collateral at February 26, 2005 is $11,084. All mortgage loans are denominated in Canadian dollars and mature on March 1, 2009.

     Interest expense on long-term debt for the year was $460 (February 28, 2004 - $771; March 1, 2003 - $852).

     The scheduled long-term debt principal payments for the fiscal years 2006 through to maturity are as follows:


     For the year ending
     2006                                                     $    223
     2007                                                          240
     2008                                                          257
     2009                                                          276
     2010                                                        5,731
                                                             ----------
                                                              $  6,727
                                                             ==========


     As at February 26, 2005, the Company has a $70 million Letter of Credit Facility (the "Facility") with a Canadian financial institution and has utilized $48 million of the Facility in order to secure the Company's liability and funding obligation in the NTP matter, as described in note
     15. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company, with the approval of the Court, posted a Standby Letter of Credit ("LC") in the amount of $48 million so as to guarantee the monetary damages of the Court's Final Order. The LC amount of $48 million excludes the fiscal 2004 and 2005 quarterly deposit obligations funded into the escrow bank account, which are shown as Restricted cash on the Company's consolidated balance sheets.

     The Company has utilized an additional $5.1 million of the Facility to secure other operating and financing requirements. $16.9 million of the Facility was unused as at February 26, 2005. The Company has pledged specific investments as security for this Facility.

     The Company has additional credit facilities in the amount of $16.3 million to support and secure other operating and financing requirements; as at February 26, 2005, $14.7 million of these facilities was unused. A general security agreement, a general assignment of book debts and cash has been provided as collateral for these facilities.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



11.  CAPITAL STOCK

(a)  Share capital

     The Company is authorized to issue an unlimited number of non-voting, redeemable, retractable Class A common shares, an unlimited number of voting common shares and an unlimited number of non-voting, cumulative, redeemable, retractable preferred shares. There are no Class A common shares or preferred shares outstanding.

     The Company declared an effective two for one stock split in the form of a one for one stock dividend payable on June 4, 2004 for all shareholders of record as at close of business on May 27, 2004. All common share, earnings per share and stock option data for the current, year to date and prior comparative periods have been adjusted to reflect this stock dividend. In addition, the effect of this stock dividend doubled the number of stock options outstanding and reduced the exercise prices of these stock options by half of the original exercise price.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The following details the changes in issued and outstanding common shares and common share purchase warrants for the three years ended February 26, 2005:



                                                                                   Number Outstanding (000's)
                                                                               ----------------------------------

                                                                                                          Common
                                                                                                           share
                                                                                      Common            purchase
                                                                                      shares            warrants
                                                                               ----------------------------------

     Balance as at March 2, 2002                                                      157,582              150

     Exercise of options                                                                  640                -
     Common shares repurchased pursuant to Common Share Purchase Program               (3,878)               -
                                                                               ----------------------------------

     Balance as at March 1, 2003                                                      154,344              150

     Exercise of options                                                                6,258                -
     Exercise of warrants                                                                  78             (150)

     Common shares issued pursuant to public share offering                            24,150                -
                                                                               ----------------------------------
     Balance as at February 28, 2004                                                  184,830                -

     Exercise of options                                                                4,655                -
                                                                               ----------------------------------

     Balance as at February 26, 2005                                                  189,485                -
                                                                               ==================================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                               Share Capital
                                                             ----------------------------------------------------
                                                                                       Common
                                                                                        share
                                                                     Common          purchase
                                                                     shares          warrants            Total
                                                             ----------------------------------------------------

     Balance as at March 2, 2002                                  $   894,380       $    370        $   894,750

     Exercise of options                                                1,155              -              1,155
     Common shares repurchased pursuant to the
     Common Share Purchase Program                                    (21,528)             -            (21,528)
                                                             ----------------------------------------------------
     Balance as at March 1, 2003                                      874,007            370            874,377

     Exercise of options                                               49,771              -             49,771
     Exercise of warrants                                                 370           (370)                 -
     Common shares pursuant to public share offering, net of
     related costs                                                    905,240              -            905,240
                                                             ----------------------------------------------------
     Balance as at February 28, 2004                                1,829,388              -          1,829,388
     Exercise of options                                               54,151              -             54,151
     Deferred income tax benefit attributable to fiscal 2004
     financing costs                                                    8,727              -              8,727
                                                             ----------------------------------------------------
     Balance as at February 26, 2005                              $ 1,892,266       $      -        $ 1,892,266
                                                             ====================================================


     As a result of the NTP resolution during the fourth quarter of fiscal 2005, as described in notes 9 and 15, the Company has recognized a deferred tax asset of $8,727 with respect to share issue financing costs.

     On January 22, 2004, the Company completed a public share issue of 24.2 million common shares for proceeds of $905,240, net of related issue costs of $39,629.

     During fiscal 2004, the Company's share purchase warrants were redeemed and converted into common shares.

     On October 3, 2002, the Company's Board of Directors approved the purchase during the subsequent 12 months of up to as many as 7.6 million common shares, which approximated 5% of the common shares outstanding at that date. No shares were repurchased under this Common Share Purchase Program during fiscal 2004 or fiscal 2005. During the year ended March 1, 2003 the Company repurchased 3.9 million common shares pursuant to its Common Share Purchase Program at a cost of $24,502. The amount paid in

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     excess of the carrying value of the common shares of $2,974 was charged to retained earnings. All common shares repurchased by the Company pursuant to the Common Share Purchase Program have been cancelled.

(b)  Stock option plan

     The Company has an incentive stock option plan for all of its directors, officers and employees. The option exercise price is the fair market value of the Company's common shares at the date of grant. These options generally vest over a period of five years after which they are exercisable for a maximum of ten years after the grant date. The Company's shareholders approved a reconstitution of the stock option plan at the Annual General Meeting on August 12, 2002. The reconstitution increased the number of common shares available for the grant of options by 5,512. As at February 26, 2005, there were 11,151 options outstanding with exercise prices ranging from $1.22 to $88.97. Options issued and outstanding for 4,505 common shares are vested as at February 26, 2005 and there are 6,294 common shares available for future grants under the stock option plan.

     A summary of option activity since March 2, 2002 is shown below:


                                                                    Options Outstanding
                                                            --------------------------------------

                                                                                     Weighted
                                                                    Number            Average
                                                                  (in 000's)       Exercise Price
                                                            --------------------------------------

     Balance as at March 2, 2002                                     20,172          $    9.41

     Granted during the year                                          1,912               8.21
     Exercised during the year                                         (640)              1.94
     Forfeited during the year                                       (1,242)             15.68
                                                            --------------------------------------
     Balance as at March 1, 2003                                     20,202          $    9.15

     Granted during the year                                          3,148              15.17
     Exercised during the year                                       (6,258)              7.06
     Forfeited during the year                                       (1,074)             13.98
                                                            --------------------------------------

     Balance as at February 28, 2004                                 16,018          $   10.82

     Granted during the year                                            315              58.45
     Exercised during the year                                       (4,655)             10.19
     Forfeited during the year                                         (527)             10.49
                                                            --------------------------------------
     Balance as at February 26, 2005                                 11,151          $   12.44
                                                            ======================================



                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     The weighted average characteristics of options outstanding as at February 26, 2005 are as follows:



                                             Options Outstanding (000's)                  Options Exercisable (000's)
-------------------------------------------------------------------------------------------------------------------------------

                                           Number  Weighted average         Weighted                Number          Weighted
                                   Outstanding at    remaining life          average        Outstanding at           average
Range of exercise prices        February 26, 2005          in years   exercise price     February 26, 2005    exercise price
-------------------------------------------------------------------------------------------------------------------------------

$1.22 - $1.81                              1,659              1.83           $   1.30             1,635           $   1.29
$1.94 - $2.83                                604              0.60               2.12               602               2.12
$2.97 - $4.44                                767              1.00               3.89               428               3.90
$4.49 - $6.56                                401              3.85               5.24               125               5.17
$6.77 - $10.15                             3,172              4.54               8.18               339               8.34
$10.19 - $15.26                            2,223              3.83              11.49               717              11.25
$15.40 - $22.92                              538              3.50              18.86               116              19.00
$23.17 - $34.57                              629              2.80              26.89               238              26.70
$34.82 - $51.65                              931              5.09              39.74               278              39.93
$53.61 - $79.81                              169              5.62              58.58                27              56.64
$80.65 and over                               58              6.77              82.20                 -               0.00
---------------------------------------------------------------------------------------------------------------------------
Total                                     11,151              3.44           $  12.44             4,505           $   8.40
===========================================================================================================================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



12.  COMMITMENTS AND CONTINGENCIES

(a)  Lease commitments

     The Company is committed to future minimum annual lease payments under operating leases as follows:


                                               Real Estate        Equipment         Total

     For the year ending
     2006                                      $  3,205           $   285        $ 3,490
     2007                                         2,638               228          2,866
     2008                                         2,077               152          2,229
     2009                                         1,483                 7          1,490
     2010                                         1,534                 -          1,534
     Thereafter                                   6,164                 -          6,164
                                            ---------------------------------------------------
                                               $ 17,101           $   672        $17,773
                                            ===================================================


     For the year ended February 26, 2005, the Company incurred rental expense of $3,023 (February 28, 2004 - $2,197; March 1, 2003 - $2,272).

(b)  Other Litigation

     RIM received a letter in the first quarter of fiscal 2004 wherein Inpro II Licensing S.a.r.l. ("Inpro") suggested that RIM may require a license of two patents held by Inpro (the "Inpro Patents"). On October 31, 2003, following a thorough review of the Inpro Patents, RIM filed a declaratory judgment action against Inpro in the U.S. District Court for the Northern District of Texas, Dallas Division (the "Texas Action"), in which RIM sought a ruling that the Inpro Patents are invalid and/or not infringed by RIM. In November 2003, Inpro filed an action in the U.S. District Court for the District of Delaware (the "Delaware Action") against RIM and one of its customers asserting infringement of one of the Inpro Patents which, in very general terms, relates to electronic devices having user-operable input means such as a thumb wheel. Inpro sought a preliminary and permanent injunction and an unspecified amount of damages. The parties stipulated to a Final Judgement, which was issued December 28, 2004 dismissing the Delaware Action on the basis that RIM and its customer do not infringe on the Inpro Patent-in-suit. On January 21, 2005, Inpro filed a Notice of Appeal in relation to the Delaware Action to the Court of Appeals for the Federal Circuit in Washington DC which remains pending. The Company amended its Complaint in the Texas Action to withdraw issues relating to the Inpro Patent-in-suit in the Delaware Action. On March 18, 2005, Inpro's motion to dismiss the Texas Action on procedural grounds was granted for lack of personal

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

     jurisdiction of Inpro in the State of Texas. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to all of the Inpro actions is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

     On March 22, 2005 a complaint was filed on behalf of the Board of Regents of the University Of Texas System ("UT") in the United States District Court for the Western District of Texas, Austin Division, against RIM (and its U.S. subsidiary), along with 17 other Defendants, alleging infringement of United States Patent No. 4,674,112 (the "UT Patent"). The UT Patent, titled "Character Pattern Recognition and Communications Apparatus", was filed on September 6, 1985 and has an expiration date of September 6, 2005. The complaint alleges that RIM's 7100t handheld products sold in the United States infringe the UT Patent. UT is seeking unspecified damages and temporary and permanent injunctive relief against all Defendants, including RIM. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the UT action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

     In addition, RIM has received communications from Eatoni Ergonomics, Inc. ("Eatoni"), which allege that RIM's 7100 BlackBerry handheld product infringes the claims of United States Patent No. 6,885,317 (the "317 Patent"), titled "Touch-Typable Devices Based On Ambiguous Codes And Methods To Design Such Devices", which was issued on April 26, 2005. On April 28, 2005, RIM filed a declaratory judgment action against Eatoni in the U.S. District Court for the Northern District of Texas, Dallas Division, in which RIM seeks a ruling that the 317 Patent is invalid and not infringed by RIM. On May 4, 2005, Eatoni filed a complaint in the U.S. District Court for the Southern District of New York against RIM, in which Eatoni seeks a ruling that the 317 Patent is infringed by RIM's 7100 series devices. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Eatoni action is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

     By letter dated February 16, 2004, T-Mobile Deutschland GmbH and T-Mobile International AG (collectively, "TMO") served RIM's wholly-owned UK subsidiary Research In Motion UK Limited ("RIM-UK"), with a third party notice in relation to litigation in Germany (the "Neomax Litigation") in which the plaintiff, Neomax Co., Ltd. ("Neomax"), formerly Sumitomo Special Metals Co., Ltd., brought an action against TMO in relation to cell phones sold by TMO in Germany for alleged infringement of a European Patent purportedly owned by Neomax, which in very general terms, relates to magnets installed as components in cell phones (the "Neomax Patent"). TMO's third party notice seeks unquantified indemnification claims against RIM UK (and against the other cell phone manufacturers named in the third party notice) for damages incurred by TMO in the Neomax Litigation. RIM UK has joined the Neomax Litigation as an impleaded party and has further impleaded its supplier of the accused components in order to seek indemnification. RIM UK filed a brief in support of TMO's appeal on February 28, 2005, the hearing which will not take place before the fourth quarter of calendar year 2005. At this time, the likelihood of damages or recoveries and the ultimate amounts, if any, with respect to the Neomax Litigation (or any related litigation) is not determinable. Accordingly, no amount has been recorded in these consolidated financial statements as at February 26, 2005.

     From time to time, the Company is involved in other claims in the normal course of business. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

13.  PRODUCT WARRANTY

     The Company estimates its warranty costs at the time of revenue recognition, based on historical warranty claims experience, and records the expense in Cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation, based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

     The change in the Company's accrued warranty obligations from March 2, 2002 to February 26, 2005 was as follows:


       Accrued warranty obligations at March 2, 2002                $   3,355

       Actual warranty experience during fiscal 2003                      (577)
       Fiscal 2003 warranty provision                                    5,465
       Adjustments for changes in estimate                              (3,073)
                                                                    -----------

       Accrued warranty obligations at March 1, 2003                $    5,170

       Actual warranty experience during fiscal 2004                    (3,946)
       Fiscal 2004 warranty provision                                    8,648
       Adjustments for changes in estimate                                (626)
                                                                    -----------

       Accrued warranty obligations at February 28, 2004            $    9,246

       Actual warranty experience during fiscal 2005                    (6,133)
       Fiscal 2005 warranty provision                                   24,732
       Adjustments for changes in estimate                             (13,188)
                                                                    -----------

       Accrued warranty obligations at February 26, 2005             $  14,657
                                                                    ===========

14.  GOVERNMENT ASSISTANCE

     The Company has previously entered into two project development agreements with Technology Partnerships Canada ("TPC"), which provide partial funding for certain research and development projects.

     Funding from TPC for the first agreement ("TPC-1") totalled $3,900 and was repayable in the form of royalties of 2.2% on gross product revenues resulting from the project. The Company was obligated to pay royalties on all project revenues up to February 28, 2003, after which time the royalty base is expanded to include revenues from certain additional products, and royalties will continue to be paid up to a maximum of $6,100. The Company has recorded $nil on account of TPC royalty repayment expense with respect to TPC-1 during fiscal 2005 (February 28, 2004 - $2,530; March 1, 2003 - $925). The final repayment with respect to TPC-1 was made during the first quarter of fiscal 2005.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

     The second agreement with TPC was for a three-year research and development project ("TPC-2") under which total contributions from TPC would be a maximum amount of $23,300 (the "contribution commitment"). The Company is of the view that it had fulfilled all prerequisite funding conditions and had recorded all of the contribution commitment as at February 28, 2004, and no further TPC funding reimbursements are due to RIM under TPC-2. This contribution will be repayable to TPC in the form of royalties of 2.2% on gross revenues arising from the sale of certain products. The Company is obligated to pay royalties on revenues from the sale of third-generation wireless handheld devices up to February 28, 2007, after which time the royalty base is expanded to include revenues from additional products. Royalties would continue to be paid up to a maximum amount of $39,300. No liability amounts have been recorded with respect to TPC-2 since the conditions for repayment have not yet been met.

     Government assistance has been applied to reduce gross research and development expense as follows:


                                                                      For the year ended
                                                         February 26,     February 28,       March 1,
                                                                 2005             2004           2003
                                                     --------------------------------------------------

       Gross research and development                      $ 101,180        $  62,638        $  64,952
       Government funding                                          -                -            9,036
                                                     ---------------------------------------------------
       Net research and development                        $ 101,180        $  62,638        $  55,916
                                                     ===================================================


15.  LITIGATION AWARD

     The Company is the defendant in a patent litigation matter brought by NTP, Inc. ("NTP") alleging that the Company infringed on eight of NTP's patents (the "NTP matter").

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

     Fiscal 2002

     In November 2001, the Company was served with a complaint filed by NTP, alleging that RIM had infringed on eight of NTP's United States patents. NTP asserted that these patents cover the use of radio frequency wireless communications in electronic mail systems.

     Fiscal 2003

     The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sold in the United States infringed on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

     During the year ended March 1, 2003, the Company recorded quarterly charges in the second, third and fourth quarters with respect to the NTP matter totalling $58.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, plaintiff's attorney fees and prejudgment interest.

     Fiscal 2004

     On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal.

     For the year ended February 28, 2004, the Company recorded quarterly charges in the first, second, third and fourth quarters with respect to the NTP matter totalling $35.2 million to fully provide for enhanced compensatory damages, current and estimated future costs with respect to ongoing legal and professional fees, prejudgment interest, and postjudgment interest for the period August 6, 2003 to February 28, 2004. The $36.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at February 28, 2004.

     Fiscal 2005

     During the first quarter of fiscal 2005, the Company recorded an expense of $15.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



     estimated future costs with respect to ongoing legal fees. The $15.2 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at May 29, 2004.

     During the second quarter of fiscal 2005, the Company recorded an expense of $18.3 million to provide for additional estimated enhanced compensatory damages and estimated postjudgment interest. The $18.3 million attributable to enhanced compensatory damages and postjudgment interest was classified as Restricted cash on the Consolidated Balance Sheets as at August 28, 2004.

     During the third quarter of fiscal 2005, the Company recorded an expense of $24.6 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to ongoing legal fees. The $20.3 million attributable to enhanced compensatory damages and postjudgment interest attributable to the third quarter of fiscal 2005 was classified as Restricted cash on the Consolidated Balance Sheets as at November 27, 2004.

     On December 14, 2004, the Appeals Court ruled on the appeal by the Company of the District Court's judgment. The Appeals Court concluded that the District Court erred in construing the claim term "originating processor", which appeared in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The Appeals Court further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

     The Appeals Court decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The Appeals Court ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. As a result, the Appeals Court would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing that is still pending in the Appeals Court.

     During the fourth quarter of fiscal 2005, the Company and NTP entered into settlement negotiations, which concluded with both parties signing a binding term sheet on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP will grant RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services,

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

     including wireless carriers, distributors, suppliers and ISV partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV (independent software vendor) partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology.

     RIM will pay to NTP $450 million in final and full resolution (the "resolution amount") of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. The Company and NTP are currently working to finalize the definitive agreements.

     During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees, and the acquisition of a $20 million intangible asset. The $22.1 million attributable to enhanced compensatory damages and postjudgment interest with respect to the fourth quarter of fiscal 2005 was classified as Restricted cash on the Consolidated Balance Sheets as at February 26, 2005.

     During fiscal 2005, the Company recorded a total expense of $352.6 million.

16.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                                     For the year ended
                                                                       February 26,      February 28,        March 1,
                                                                              2005              2004            2003
                                                                     --------------------------------------------------


     Numerator for basic and diluted earnings (loss) per share
     available to common stockholders                                    $ 213,387         $  51,829       $ (148,857)
                                                                     ==================================================
     Denominator for basic earnings (loss)
     per share - weighted average shares outstanding                       187,653           159,300          155,272
     Effect of dilutive securities:
       Employee stock options                                                8,786             8,080                -
                                                                     --------------------------------------------------
     Denominator for basic and diluted earnings (loss)
     per share - weighted average shares outstanding                       196,439           167,380          155,272
                                                                     ==================================================

     Earnings (loss) per share
       Basic                                                             $    1.14         $    0.33       $    (0.96)
       Diluted                                                           $    1.09         $    0.31       $    (0.96)



     Stock options and common share purchase warrants were excluded from the diluted loss per share figures for 2003, as they were anti-dilutive.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


17.  COMPREHENSIVE INCOME (LOSS)

     The components of comprehensive net income (loss) are shown in the following table:


                                                                                     For the year ended
                                                                       February 26,      February 28,        March 1,
                                                                              2005              2004            2003
                                                                     --------------------------------------------------


     Net income (loss)                                                 $  213,387        $  51,829        $ (148,857)

     Net change in unrealized gains (losses) on
     available-for-sale investments                                       (18,357)           1,854             4,158
     Net change in derivative fair value during the year,
     net of income taxes of $10,429 (February 28, 2004 - $nil;
     March 1, 2003 - $nil)                                                  8,446           11,941             5,958
     Amounts reclassified to earnings during the year,
     net of income taxes of $5,359 (February 28, 2004 - $nil;
     March 1, 2003 - $nil)                                                 (4,340)          (9,912)           (1,041)
                                                                    ---------------------------------------------------

     Comprehensive income (loss)                                       $  199,136        $  55,712        $ (139,782)
                                                                    ===================================================


     The components of accumulated other comprehensive income are as follows:



                                                                                     For the year ended
                                                                       February 26,      February 28,        March 1,
                                                                              2005              2004            2003
                                                                     --------------------------------------------------


     Accumulated net unrealized gains (losses) on
     available-for-sale investments                                     $ (12,345)         $  6,012         $  4,158
     Accumulated net unrealized gains on derivative instruments             9,574             5,468            3,439
                                                                   ----------------------------------------------------

     Total accumulated other comprehensive income (loss)                $  (2,771)         $ 11,480         $  7,597
                                                                   ====================================================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

18.  SUPPLEMENTAL INFORMATION

(a)  Net changes in working capital items


                                                             February 26,    February 28,      February 28,
                                                                     2005            2004              2003
                                                       -----------------------------------------------------

     Trade receivables                                       $  (115,246)      $  (54,410)       $   1,958
     Other receivables                                           (18,257)          (7,611)           1,473
     Inventory                                                   (49,653)         (11,561)           6,202
     Other current assets                                         (1,346)             512             (525)
     Accounts payable                                             32,894           16,976            7,059
     Accrued liabilities                                          16,528           16,123           17,555
     Accrued litigation and related expenses                     351,218           33,690           50,702
     Restricted cash                                             (75,717)         (36,261)               -
     Income taxes payable                                          1,465           (3,225)           2,106
     Deferred revenue                                               (263)           2,162            4,563
                                                       ----------------------------------------------------
                                                             $   141,623       $  (43,605)       $  91,093
                                                       ====================================================

(b)  Statement of cash flows

     The following summarizes interest and income taxes paid:


                                                                                  For the year ended
                                                                    February 26,     February 28,       March 1,
                                                                            2005             2004           2003
                                                                  -----------------------------------------------

     Interest paid during the year                                    $   460          $   770          $   852
     Income taxes paid (refunded) during the year                         879             (196)           1,070


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated



(c)  Accrued liabilities

     The following items are included in the accrued liabilities balance:


                                                 February 26,     February 28,
                                                     2005            2004
                                                -----------------------------

     Airtime purchase costs                      $  6,932        $  17,486
     Marketing costs                               19,613           13,081
     Warranty                                      14,657            9,246
     Royalties                                     11,726           10,042
     Other                                         34,205           20,683
                                                -----------------------------
                                                 $ 87,133        $  70,538
                                                =============================


(d)  Other information

     Advertising expense, which includes media, agency and promotional expenses totalling $29,208 (February 28, 2004 - $18,206; March 1, 2003 -
     $15,079) is included in Selling, marketing and administration expense.

     Selling, marketing and administration expense for the fiscal year includes a foreign currency exchange gain of $418 (February 28, 2004 - gain of $2,156; March 1, 2003 - gain of $293).

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated

19.  FINANCIAL INSTRUMENTS

     Values of financial instruments outstanding were as follows:


                                                                                    February 26, 2005
                                                                 --------------------------------------------------------
     Assets (Liabilities)                                           Notional         Carrying            Estimated
                                                                     Amount           Amount             Fair Value

     Cash and cash equivalents                                    $        -       $    610,354         $    610,354
     Available-for-sale investments                                        -          1,069,363            1,069,363
     Long-term debt                                                        -             (6,727)              (7,079)
     Currency forward contracts                                      295,761             14,597               14,597


                                                                                    February 28, 2004
                                                                 --------------------------------------------------------
     Assets (Liabilities)                                           Notional         Carrying            Estimated
                                                                     Amount           Amount             Fair Value

     Cash and cash equivalents                                    $        -       $  1,156,419         $  1,156,419
     Available-for-sale investments                                        -            339,285              339,285
     Long-term debt                                                        -             (6,433)              (6,808)
     Currency forward contracts                                      208,850              5,399                5,399


     For the Company's trade receivables, other receivables, accounts payable and accrued liabilities, the fair values approximate their respective carrying amounts due to their short maturities.

     The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company's revenues in fiscal 2005 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and all manufacturing overhead, are incurred primarily in Canadian dollars. At February 26, 2005 approximately 2% of cash and cash equivalents, 42% of trade receivables and 22% of accounts payable and accrued liabilities are denominated in foreign currencies (February 28, 2004 - 2%, 26%, and 18%, respectively). These foreign currencies include the Canadian dollar, British Pound and Euro.

     As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward foreign currency contracts and options. The Company does not use derivative instruments for speculative purposes.

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. dollars and purchase Canadian dollars, to sell Euros and purchase U.S. dollars, and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. The maturity dates of these instruments range from March 2005 through to January 2008. These cash flow hedges were fully effective at February 26, 2005. As at February 26, 2005, the unrealized gain on these forward contracts was approximately $14,644 (February 28, 2004 - $5,468; March 1, 2003 -
     $3,439). These amounts were included in Other current assets and Accumulated other comprehensive income.

     To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. dollars and purchase Canadian dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. The maturity dates of these instruments are in March 2005. As at February 26, 2005, a gain of $482 was recorded in respect of this amount (February 28, 2004 - loss of $69; March 1, 2003 - gain of $419). This amount was included in Selling, marketing and administration.

     To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Euros and purchase U.S. dollars and to sell British Pounds and purchase U.S. dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged assets. The maturity dates of these instruments range from March 2005 to April 2005. As at February 26, 2005, a loss of $529 was recorded in respect of this amount (February 28, 2004 - $nil; March 1, 2003 - $nil). This amount was included in Selling, marketing and administration.

     The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 26, 2005 the maximum exposure to a single counterparty was 38% of outstanding derivative instruments (February 28, 2004 - 43%).

     The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 26, 2005, no single issuer represented more than 9% of the total cash, cash equivalents and investments (February 28, 2004 - no single issuer represented more than 4% of the total cash, cash equivalents and short-term investments).

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


     Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

     The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance for doubtful accounts as at February 26, 2005 is $1,697 (February 28, 2004 - $2,379).

     While the Company sells its products and services to a variety of customers, as at February 26, 2005 two customers comprised 23%, and 12% of trade receivables (February 28, 2004 - two customers comprised 24%, and 10%). Additionally, four customers comprised 14%, 13%, 13% and 10% of the Company's revenue (February 28, 2004 - two customers comprised 15% and 13%; March 1, 2003 - one customer comprised 12%).

20.  SEGMENT DISCLOSURES

     The Company is organized and managed as a single reportable business segment. The Company's operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

     Selected financial information is as follows:

                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                              For the year ended
                                                 February 26,      February 28,       March 1,
                                                         2005              2004           2003
                                             ------------------------------------------------------
     Revenue

       Canada                                     $  123,853        $   54,847        $   21,788
       United States                                 914,364           446,000           255,466
       Other                                         312,230            93,769            29,478
                                             ------------------------------------------------------
                                                 $ 1,350,447        $  594,616        $  306,732
                                             ======================================================

     Revenue

       Canada                                           9.2%              9.2%              7.1%
       United States                                   67.7%             75.0%             83.3%
       Other                                           23.1%             15.8%              9.6%
                                             ------------------------------------------------------
                                                      100.0%            100.0%            100.0%
                                             ======================================================


                          Research In Motion Limited

                Notes To The Consolidated Financial Statements

  For The Years Ended February 26, 2005, February 28, 2004 and March 1, 2003

In thousands of United States dollars, except share and per share data, and except as otherwise indicated


                                                                             For the year ended
                                                                  February 26,      February 28,        March 1,
                                                                          2005              2004            2003
                                                               ----------------------------------------------------
     Revenue mix
      Handhelds                                                    $   933,989       $  343,154        $  122,711
      Service                                                          235,015          171,215           129,332
      Software                                                         131,811           47,427            21,655
      Other                                                             49,632           32,820            33,034
                                                               ----------------------------------------------------
                                                                   $ 1,350,447       $  594,616        $  306,732
                                                               ====================================================

                                                                                 As at
                                                                   February 26,      February 28,
     Capital, intangible assets and goodwill                               2005              2004

      Canada                                                       $   290,691       $  209,766
      United States                                                     26,216           28,206
      Foreign                                                            5,971            4,115
                                                               -------------------------------------
                                                                   $   322,878       $  242,087
                                                               =====================================

     Total assets

      Canada                                                       $   679,309       $  333,811
      United States                                                    829,534          904,604
      Foreign                                                        1,112,151          698,362
                                                               -------------------------------------
                                                                   $ 2,620,994       $1,936,777
                                                               =====================================


21.  COMPARATIVE FIGURES

     Certain of the prior years' figures have been reclassified to conform to the current year presentation.

                                                                    Document 2

                           RESEARCH IN MOTION LIMITED

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED FEBRUARY 26, 2005 COMPARED TO THE FISCAL YEAR ENDED FEBRUARY 28, 2004


May 3, 2005

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") should be read together with the audited consolidated financial statements and the accompanying notes (the "Consolidated Financial Statements") of Research In Motion Limited ("RIM" or the "Company") for the fiscal year ended February 26, 2005. The Consolidated Financial Statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). To the extent applicable to the Consolidated Financial Statements, these principles conform in all material respects with Canadian generally accepted accounting principles ("Canadian GAAP"), except as described in the "Commentary on Material Differences in the Company's Fiscal 2005 Financial Statements under U.S. GAAP compared to Canadian GAAP".

All financial information herein is presented in United States dollars, except for certain financial information contained in tables which is expressed in thousands of United States dollars, and as otherwise indicated.

RIM also prepares separate consolidated financial statements in accordance with Canadian GAAP, in United States dollars, which are filed with Canadian regulatory authorities and are made available to all shareholders.

RIM has prepared the MD&A with reference to National Instrument 51-102 "Continuous Disclosure Obligations" of the Canadian Securities Administrators. This MD&A is prepared as of May 3, 2005. The MD&A should be read in conjunction with the Consolidated Financial Statements.


Additional information about the Company, including the Company's Annual Information Form, can be found on SEDAR at www.sedar.com and on the Securities and Exchange Commission's website at www.sec.gov.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements relating to:

     o the Company's expectations with respect to the average sales price and monthly average revenue per unit for its BlackBerry handhelds in fiscal 2006;
     o the Company's estimates regarding earnings sensitivity relating to warranty expense;
     o the Company's estimate regarding revenue sensitivity for the effect of a change in average selling price ("ASP") on its handheld revenues;
     o the Company's expectations relating to migration of its direct BlackBerry subscriber base to its carrier customers;
     o   RIM's revenue and earnings expectations
     o   anticipated growth in RIM's subscriber base;
     o the Company's expectations with respect to the sufficiency of its financial resources; and

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


The words "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", "plan" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances. Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail in the "Risk Factors" section of RIM's Annual Information Form, which is included in RIM's Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com and www.sec.gov):

     o third-party claims for infringement of intellectual property rights by RIM, and the outcome of any litigation with respect thereto;
     o RIM's ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;
     o RIM's ability to enhance current products and develop and introduce new products;
     o the efficient and uninterrupted operation of RIM's network operations center and the networks of its carrier partners;
     o RIM's ability to establish new, and to build on existing, relationships with its network carrier partners;
     o RIM's dependence on its carrier partners to grow its BlackBerry subscriber base;
     o RIM's reliance on its suppliers for functional components and the risk that suppliers will not be able to supply components on a timely basis;
     o   competition;
     o effective management of growth and ongoing development of RIM's service and support operations;
     o a breach of RIM's security measures, or an inappropriate disclosure of confidential corporate or personal information;
     o reduced spending by customers due to the uncertainty of economic and geopolitical conditions;
     o   risks associated with RIM's expanding foreign operations;
     o   RIM's dependence on a limited number of significant customers;
     o fluctuations in quarterly financial results and difficulties in forecasting the Company's growth rate for BlackBerry subscribers;
     o   reliance on third-party network developers;
     o   foreign exchange risks;
     o changes in interest rates affecting RIM's investment portfolio and the creditworthiness of its investment portfolio;
     o the continued quality and reliability of RIM's products; o RIM's ability to manage production facilities efficiently;
     o   dependence on key personnel;
     o   continued use and expansion of the Internet;
     o   regulation, certification and health risks; and
     o tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM's worldwide operations.

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OVERVIEW

RIM is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to email, phone, SMS (short message service), personal organizer, Internet and intranet-based corporate data applications. RIM also licenses its technology to handset and software vendors to enable these companies to offer wireless data services using the BlackBerry Enterprise Server ("BES") and BlackBerry Internet Service ("BIS"). RIM technology also enables a broad array of third-party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's products, services and embedded technologies are commercially available through a variety of offerings including the BlackBerry wireless platform, technical support services and BlackBerry licensing relationships. The Company's sales and marketing efforts include collaboration with strategic partners and distribution channel relationships to promote the sales of its products and services as well as its own supporting sales and marketing teams.

Sources of Revenue

RIM's primary revenue stream is its BlackBerry wireless solution, which includes sales of wireless handhelds, software and service. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft Outlook, Lotus Notes, MSN/Hotmail, Novell Groupwise and POP3/ISP email.

RIM generates revenues from sales of BlackBerry wireless handhelds, which provide users with the ability to send and receive wireless messages and data, and which integrate a mobile phone with other wireless data. RIM's BlackBerry wireless handhelds also incorporate a personal organizer including contact and calendar functionality, which can synchronize with the user's desktop PIM (personal information management) system, and have web-browsing capability.

RIM generates revenues from service billings to its BlackBerry subscriber base in one of two forms: (i) a monthly infrastructure access ("relay") fee to a carrier/distributor where a carrier or other distributor bills the BlackBerry subscriber; or (ii) a monthly service fee charged by RIM directly to end-customers, where RIM has purchased airtime from certain carriers and resold it directly to BlackBerry subscribers.

An important part of RIM's BlackBerry enterprise wireless solution is the software that is installed on desktop computers and/or at the corporate server level. Software revenues include fees from (i) licensing RIM's BES software;
(ii) client access licenses ("CALs"), which are charged for each subscriber using the BlackBerry service; and (iii) technical support, maintenance and upgrades to software. In addition, the BlackBerry wireless solution, through

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


its Mobile Data Service functionality, allows users to access data from their enterprise and intranet applications using the BlackBerry architecture.

RIM's BlackBerry licensing programs, BlackBerry Connect and BlackBerry Built-In, enable mobile device manufacturers to equip their handsets with the integrated ability to connect to a BES and are designed to help provide a more open, global platform and address the distinct needs of end users, IT departments, carriers and licensees. RIM's BIS-related services use the same wireless architecture and infrastructure that is being used by RIM's enterprise BlackBerry handheld customers.

Revenues are also generated from sales of accessories, repair programs, non-recurring engineering services ("NRE") and radio modems to original equipment manufacturers ("OEM radios").

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

General

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management's historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company's critical accounting policies and estimates have been reviewed and discussed with the Company's Audit Committee. Except as disclosed below, there have been no changes to the Company's critical accounting policies and estimates from those disclosed as at February 28, 2004.

Revenue recognition

The Company recognizes revenue when it is realized or realizable and earned. The Company considers revenue realized or realizable and earned when it has persuasive evidence of an arrangement, the product has been delivered or the services have been provided to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. In addition to this general policy, the following paragraphs describe the specific revenue recognition policies for each major category of revenue.

    Handhelds

    Revenue from the sale of BlackBerry handhelds is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for warranties, royalties and estimated product returns. For hardware products for which the software is deemed not to be incidental, the Company recognizes revenue in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition ("SOP 97-2").

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


    If the historical data the Company uses to estimate product returns does not properly reflect future returns, these estimates could be revised. Future returns, if they were higher than estimated, would result in a reduction of revenue. To date, returns of handhelds and other products have been negligible. As a result, the Company's accrual with respect to such product returns is not significant.

    Service

    Revenue is recognized rateably on a monthly basis when the service is provided. In instances where the Company bills the customer prior to performing the service, the prebilling is recorded as deferred revenue.

    Software

    Revenue from licensed software is recognized at the inception of the licence term and in accordance with SOP 97-2. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period that such items are delivered or that services are provided.

    Other

    Revenue from the sale of accessories and OEM radios is recognized when title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled. Provisions are made at the time of sale for applicable warranties, royalties and estimated product returns. Revenue for non-recurring engineering contracts is recognized as specific contract milestones are met. The attainment of milestones approximates actual performance. Revenue from repair and maintenance programs is recognized when the service is delivered which is when the title is transferred to the customer and all significant contractual obligations that affect the customer's final acceptance have been fulfilled.

    Multiple-Element Arrangements

    The Company enters into transactions that represent multiple-element arrangements, which may include any combination of hardware, service and software. These multiple-element arrangements are assessed to determine whether they can be separated into more than one unit of accounting or element for the purpose of revenue recognition. When the appropriate criteria for separating revenue into more than one unit of accounting is met and there is vendor specific objective evidence of fair value for all units of accounting or elements in an arrangement, the consideration is allocated to the separate units of accounting or elements based on each unit's relative fair value. This vendor specific objective evidence of fair value is established through prices charged for each revenue element when that element is sold separately. The revenue recognition policies described above are then applied to each unit of accounting.

    Allowance for Doubtful Accounts and Bad Debt Expense

    The Company is dependent on a number of significant customers and on large complex contracts with respect to sales of the majority of its products, software and services. The Company expects increasing trade receivables balances with its large customers to continue as it sells an increasing

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


    number of its wireless handheld and software products and service relay access through network carriers and resellers rather than directly. The Company evaluates the collectibility of its trade receivables based upon a combination of factors on a periodic basis.

    When the Company becomes aware of a customer's inability to meet its financial obligations to the Company (such as in the case of bankruptcy filings or material deterioration in the customer's financial position and payment experience), RIM records a specific bad debt provision to reduce the customer's related trade receivable to its estimated net realizable value. If circumstances related to specific customers change, the Company's estimates of the recoverability of trade receivables could be further adjusted.

Inventory

Raw materials are stated at the lower of cost and replacement cost. Work in process and finished goods inventories are stated at the lower of cost and net realizable value. Cost includes the cost of materials plus direct labor applied to the product and the applicable share of manufacturing overhead. Cost is determined on a first-in-first-out basis.

The Company's policy for the valuation of inventory, including the determination of obsolete or excess inventory, requires management to estimate the future demand for the Company's products within specific time horizons. Inventory purchases and purchase commitments are based upon such forecasts of future demand and scheduled rollout of new products. The business environment in which RIM operates is subject to rapid changes in technology and customer demand. The Company performs an assessment of inventory during each reporting period, which includes a review of, among other factors, demand requirements, component part purchase commitments of the Company and certain key suppliers, product life cycle and development plans, component cost trends, product pricing and quality issues. If customer demand subsequently differs from the Company's forecasts, requirements for inventory write-offs that differ from the Company's estimates could become necessary. If management believes that demand no longer allows the Company to sell inventories above cost or at all, such inventory is written down to net realizable value or excess inventory is written off.

Valuation of long-lived assets, intangible assets and goodwill

The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Intangible assets are stated at cost less accumulated amortization and are comprised of licenses, patents and acquired technology. The largest component of Intangible assets is the net book value of licenses. Under certain such license agreements, RIM is committed to current and future royalty payments based on the sales of products using certain licensed technologies. The Company recognizes its liability for royalty payments in accordance with the terms of the license agreements. Where license agreements are not yet finalized, RIM recognizes its current estimates of the obligation in Accrued liabilities on the Consolidated Balance Sheets. When the license agreements are subsequently finalized, the estimate is revised accordingly. License agreements involving up-front lump sum payments are capitalized as part of Intangible assets and are then amortized over the lesser of five years or on a per unit basis based upon

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


the Company's projected number of units to be sold during the terms of the license agreements. See "Results of Operations - Gross Margin" and "Results of Operations - Amortization". Unforeseen events, changes in circumstances and market conditions, and material differences in the value of licenses and other long-lived and intangible assets and goodwill due to changes in estimates of future cash flows could affect the fair value of the Company's assets and require an impairment charge. Intangible assets are reviewed quarterly to determine if any events have occurred that would warrant further review. In the event that a further assessment is required, the Company will analyze estimated undiscounted future cash flows to determine whether the carrying value of the intangible asset will be recovered.

Patents include all costs necessary to acquire intellectual property such as patents and trademarks, as well as legal costs arising out of litigation relating to the assertion of any Company-owned patents. The Company is currently involved in patent litigation where it is seeking to protect its patents (see note 12 (b) to the Consolidated Financial Statements). If the Company is not successful in such litigation to protect its patents, RIM will review the related intangible asset balance, including previously capitalized litigation costs, for impairment.

In connection with business acquisitions completed by the Company, the Company identifies and estimates the fair value of net assets acquired, including certain identifiable intangible assets other than goodwill and liabilities assumed in the acquisitions. Any excess of the purchase price over the estimated fair value of the net assets acquired is assigned to goodwill. Goodwill is assessed for impairment on an annual basis.

Litigation

The Company is currently involved in patent litigation with NTP, Inc. ("NTP") where it is seeking to defend itself in a patent infringement suit (the "NTP matter" - see "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements). RIM has recorded liabilities for the estimated probable costs for the resolution and the Company's current and estimated future costs with respect to ongoing legal fees of the NTP matter.

Change in Estimate During Fiscal 2005

During the first nine months of fiscal 2005, the Company recorded an expense of $58.4 million to provide for additional estimated enhanced compensatory damages, estimated postjudgment interest, and current and estimated future costs with respect to legal fees.

During the fourth quarter of fiscal 2005, the Company and NTP entered into negotiations, which concluded with both parties signing a binding term sheet on March 16, 2005, that resolves the current litigation between them. As part of the resolution, RIM will pay $450 million (the "resolution amount") to NTP in final and full resolution of all claims to date against RIM, as well as for a fully-paid up license (the "NTP license") going forward. During the fourth quarter of fiscal 2005, the Company adjusted its estimate and recorded an incremental provision of $294.2 million on the Consolidated Statements of Operations, which includes the remaining resolution amount and estimated legal fees, net of provisions previously recorded, and the acquisition of a $20 million intangible asset. RIM and NTP are currently working to finalize the definitive agreements.

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Warranty

The Company provides for the estimated costs of product warranties at the time revenue is recognized. BlackBerry handheld products are generally covered by a time-limited warranty for varying periods of time. The Company's warranty obligation is affected by product failure rates, changes in warranty periods, regulatory developments with respect to warranty obligations in the countries in which the Company carries on business, freight expense, and material usage and other related repair costs.

The Company's estimates of costs are based upon historical experience and expectations of future return rates and unit warranty repair cost. To the extent that the Company experiences changes in warranty activity, or changes to costs associated with servicing those obligations, revisions to the estimated warranty liability would be required.

Change in Estimate During Fiscal 2005

During the current fiscal year, RIM reduced its estimated warranty accrued liability by $13.2 million, or 1.0% of fiscal 2005 consolidated revenue, as a result of a reduction in both the unit warranty repair costs and in the current and expected future returns (for warranty repair) rates across all of its handheld product lines.

Earnings Sensitivity

The Company estimates that a 10% change to either the current average unit warranty repair cost, measured against the handheld sales volumes currently under warranty as at February 26, 2005, or to the current average warranty return rate, would have resulted in adjustments to warranty expense and pre-tax earnings of approximately $1.4 million.

Investments

Investments classified as available for sale under Statement of Financial Accounting Standards 115 are carried at market value. Changes in market values are accounted for through accumulated other comprehensive income, until such investments mature or are sold. The Company does not exercise significant influence with respect to any of these investments.

Investments are categorized as available-for-sale for accounting purposes. The Company has reviewed its intent to continue to hold certain investments previously classified as held-to-maturity and has determined this intent is no longer present. These investments have been reclassified as available-for-sale, and prior period carrying values have been adjusted to reflect these securities as available-for-sale since acquisition. This change results in an increase of $5.4 million in the carrying amount of investments at February 28, 2004, and an increase in other total accumulated comprehensive income of $5.4 million for the year ended February 28, 2004 (March 1, 2003 - increase of $4.2 million).

The Company assesses, for impairment, declines in the value of individual investments to determine whether the decline is other-than-temporary. The

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Company makes this assessment by considering available evidence, including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the market value has been less than cost, the financial condition and the near-term prospects of the individual investment. In the event that a decline in the fair value of an investment occurs and the decline in value is considered to be other than temporary, an appropriate write-down would be recorded.

Income taxes

The Company's deferred tax asset balance represents temporary differences between the financial reporting and tax basis of assets and liabilities, including research and development costs and incentives, financing costs, capital assets, non-deductible reserves including components of the NTP provision, and operating loss carryforwards, net of valuation allowances. The Company considers both positive evidence and negative evidence, such as developments relating to the NTP matter, to determine whether, based upon the weight of that evidence, a valuation allowance is required. Judgment is required in considering the relative impact of negative and positive evidence. The Company records a valuation allowance to reduce deferred income tax assets to the amount that is more likely than not to be realized. During the fourth quarter of fiscal 2005, with the resolution of the NTP patent litigation matter, the Company determined that it was "more likely than not" that it would realize the full amount of the deferred tax asset and reversed its valuation allowance.

Should RIM determine that it is more likely than not that it will not be able to realize all or part of its deferred tax assets in future fiscal periods, the valuation allowance would be increased, resulting in a decrease to net income in the reporting periods when such determinations are made.

In fiscal 2004, the Company maintained its previous determination that it still was not able to satisfy the "more likely than not" standard with respect to the valuation of its deferred income tax asset balance and recorded a full valuation allowance against the entire deferred tax asset balance.

Stock-Based Compensation

The Company has a stock-based compensation plan, which is described in note 11(b) to the Consolidated Financial Statements. Stock options are granted with an exercise price equal to the fair market value of the shares on the day of grant of the options. Any consideration paid by employees on exercise of stock options is credited to share capital. Compensation expense is recognized when stock options are issued with an exercise price of the stock option that is less than the market price of the underlying stock on the date of grant. The difference between the exercise price of the stock option and the market price of the underlying stock on the date of grant is recorded as compensation expense ("intrinsic value method"). As the exercise price of options granted by the Company is equal to the market value of the underlying stock at the date of grant, no compensation expense has been recognized. This method is consistent with U.S. GAAP, APB Opinion 25, Accounting for Stock Issued to Employees.

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued amended Statement of Financial Accounting Standards 123 ("SFAS 123(R)") Accounting for Share-Based Payment, which requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods beginning after June 15, 2005. SFAS 123(R)

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


requires that all companies adopt either the modified prospective transition ("MPT") or modified retrospective transition ("MRT") approach. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior period for amounts previously recorded as proforma expense.

On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

Stock Split

The Company declared an effective two-for-one stock split in the form of a one-for-one stock dividend payable on June 4, 2004 to all shareholders of record on May 27, 2004. All earnings (loss) per share data for prior periods have been adjusted to reflect this stock split. See "Results of Operations - Net Income" and note 11 (a) to the Consolidated Financial Statements.

Common Shares Outstanding

On April 22, 2005, there were 190,069,614 common shares and 11,057,176 options to purchase common shares outstanding.

SUMMARY RESULTS OF OPERATIONS - FISCAL 2005 COMPARED TO FISCAL 2004 AND FISCAL 2003

The following table sets forth certain consolidated statement of operations and consolidated balance sheet data for the periods indicated:

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005

                                                      As at and for the Fiscal Year Ended
                                           February 26,    February 28,        Change           March 1,
                                              2005             2004          2005/2004            2003
                                         ------------------------------------------------------------------
                                           (in thousands, except for per share amounts)

Revenue                                     $ 1,350,447      $  594,616      $  755,831      $  306,732
Cost of sales                                   635,914         323,365         312,549         187,289
                                         ----------------------------------------------------------------
Gross margin                                    714,533         271,251         443,282         119,443
                                         ----------------------------------------------------------------
Expenses

 Research and development                       101,180          62,638          38,542          55,916
 Selling, marketing and
   administration                               190,730         108,492          82,238         104,978
 Amortization                                    35,941          27,911           8,030          22,324
                                         ----------------------------------------------------------------
   Sub-total                                    327,851         199,041         128,810         183,218
                                         ----------------------------------------------------------------
Restructuring charges                                 -               -               -           6,550
                                         ----------------------------------------------------------------
Litigation (1)                                  352,628          35,187         317,441          58,210
                                         ----------------------------------------------------------------
Restructuring and litigation                    352,628          35,187         317,441          64,760
                                         ----------------------------------------------------------------
                                                680,479         234,228         446,251         247,978
                                         ----------------------------------------------------------------
Income (loss) from operations                    34,054          37,023          (2,969)       (128,535)

Investment income                                37,107          10,606          26,501          11,430
                                         ----------------------------------------------------------------
Income (loss) before income taxes                71,161          47,629          23,532        (117,105)

Provision for (recovery of) income
  tax(2)                                       (142,226)         (4,200)        138,026          31,752
                                         ----------------------------------------------------------------
Net income (loss)                           $   213,387      $   51,829      $  161,558      $ (148,857)
                                         ================================================================

Earnings (loss) per share (3)
 Basic                                      $      1.14      $     0.33      $     0.81      $    (0.96)
                                         ================================================================
 Diluted                                    $      1.09      $     0.31      $     0.78      $    (0.96)
                                         ================================================================

Total assets                                $ 2,620,994      $1,936,777      $  684,217
Total liabilities                               637,318         215,115         422,203
Shareholders' equity                        $ 1,983,676      $1,721,662      $  262,014

                           Research In Motion Limited
Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Notes:
------

(1)  See "Results of Operations - Litigation" and note 15 to the
     Consolidated Financial Statements.

(2)  See "Results of Operations - Income Taxes" and note 9 to the
     Consolidated Financial Statements.

(3)  See "Stock Split" and note 11 (a) to the Consolidated Financial
     Statements.

The following table sets forth certain consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:


                                                                  Fiscal Year Ended
                                           February 26,       February 28,          Change      March 1,
                                              2005               2004             2005/2004       2003
                                       -------------------------------------------------------------------

Revenue                                       100.0%             100.0%                -         100.0%

Cost of sales                                  47.1%              54.4%             (7.3%)        61.1%
                                       -------------------------------------------------------------------
Gross margin                                   52.9%              45.6%              7.3%         38.9%

Expenses

 Research and development                       7.5%              10.5%             (3.0%)        18.2%
 Selling, marketing and
 administration                                14.1%              18.2%             (4.1%)        34.2%
 Amortization                                   2.7%               4.8%             (2.1%)         7.3%
                                       -------------------------------------------------------------------
  Sub-total                                    24.3%              33.5%             (9.2%)        59.7%

Restructuring charges                             -                  -                 -           2.1%
Litigation                                     26.1%               5.9%             20.2%         19.0%
                                       -------------------------------------------------------------------
Restructuring and litigation                   26.1%               5.9%             20.2%         21.1%
                                       -------------------------------------------------------------------
                                               50.4%              39.4%             11.0%         80.8%
                                       -------------------------------------------------------------------
Income (loss) from operations                   2.5%               6.2%             (3.7%)       (41.9%)

Investment income                               2.7%               1.8%              0.9%          3.7%
                                       -------------------------------------------------------------------

Income (loss) before income taxes               5.2%               8.0%             (2.8%)       (38.2%)

Provision for (recovery of) income tax        (10.5%)             (0.7%)             9.8%         10.3%
                                       -------------------------------------------------------------------
Net income (loss)                              15.7%               8.7%              7.0%        (48.5%)
                                       ===================================================================

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


EXECUTIVE SUMMARY

As the above tables highlight, the Company's experienced significant revenue and earnings growth in fiscal 2005 compared to fiscal 2004. The key factors that contributed to this net improvement are discussed below. A more comprehensive analysis of these factors is presented in "Results of Operations".

The Company's net income increased by $161.6 million to $213.4 million, or $1.14 basic earnings per share and $1.09 diluted earnings per share in fiscal 2005, compared to net income of $51.8 million, or $0.33 basic earnings per share and $0.31 diluted earnings per share, in fiscal 2004.

FISCAL 2005 KEY FACTORS

Revenue and resulting gross margin growth

Revenue increased by $755.8 million to $1,350.4 million in fiscal 2005 compared to $594.6 million in the preceding year. The number of BlackBerry handhelds sold increased by 1.52 million units, or 165.7%, to 2.44 million units in fiscal 2005 compared to 0.92 million units in fiscal 2004. Factoring in a 2.4% increase in ASP, handheld revenues increased by $590.8 million, or 172.2%, to $934.0 million in fiscal 2005. Service revenue increased by $63.8 million to $235.0 million in fiscal 2005, consistent with the Company's increase in BlackBerry relay subscribers during the year. Software revenue increased by $84.4 million to $131.8 million in fiscal 2005, also consistent with the increase in BlackBerry subscriber base.

Gross margin increased to $714.5 million, or 52.9% of revenue, in fiscal 2005 compared to $271.3 million, or 45.6% of revenue, in fiscal 2004. The increase of 7.3% in gross margin in fiscal 2005 is primarily attributable to the Company's continuing cost reduction efforts for its BlackBerry handhelds and service revenue streams, increased manufacturing and service delivery cost efficiencies as a result of the increase in handheld volumes, favorable overall product mix with higher software and NRE revenues in fiscal 2005 and lower net warranty expense.

Research and development, Selling, marketing and administration, and Amortization

The Company continued to invest heavily in research and development, and sales, marketing and administration. As revenue and gross margin growth rates were higher than these expense increases, RIM realized financial net income leverage in its business model. Research and development, Selling, marketing and administration, and Amortization expenses increased by $128.8 million or 64.7% to $327.9 million in fiscal 2005 from $199.0 million in the preceding year. The 64.7% increase in fiscal 2005 was substantially below the increases in revenue and gross margin of 127.1% and 163.4% respectively.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Litigation charges

Litigation expenses totalled $352.6 million, an increase of $317.4 million from $35.2 million in fiscal 2004, as a result of the Company and NTP concluding a binding term sheet during the fourth quarter of fiscal 2005 - see "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

Income tax recovery

The Company recorded a net recovery of income taxes of $142.2 million in fiscal 2005 versus an income tax recovery of $4.2 million in fiscal 2004, resulting in a net increase of $138.0 million in fiscal 2005 net income - see "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

SELECTED QUARTERLY FINANCIAL DATA - UNAUDITED

The following table sets forth RIM's unaudited quarterly consolidated results of operations data for each of the eight most recent quarters ended February 26, 2005. The information has been derived from RIM's unaudited consolidated financial statements that, in management's opinion, have been prepared on a basis consistent with the Consolidated Financial Statements and include all adjustments necessary for a fair presentation of information when read in conjunction with the Consolidated Financial Statements. RIM's quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


                                                                                Fiscal 2005 Year
                                                          Fourth              Third             Second               First
                                                          Quarter            Quarter            Quarter             Quarter
                                                   ---------------------------------------------------------------------------
                                                              (in thousands, except per share data)
Revenue                                                  $  404,802         $  365,852        $   310,182         $  269,611

Gross margin                                                229,924            191,295            158,681            134,633

Research and development, Selling, marketing and
administration, and Amortization                             94,785             84,771             78,046             70,249
Litigation (1)                                              294,194             24,551             18,304             15,579
Investment income                                           (11,926)           (10,133)            (8,588)            (6,460)
                                                   -----------------  -----------------  -----------------   ---------------
Income (loss) before income taxes                          (147,129)            92,106             70,919             55,265

Provision for (recovery of) income taxes (2)               (144,556)             1,711                326                293
                                                   -----------------  -----------------  -----------------   -----------------
Net income (loss)                                        $   (2,573)        $   90,395        $    70,593         $   54,972
                                                   =================  =================  =================   =================

Earnings (loss) per share
  Basic                                                  $    (0.01)        $     0.48        $      0.38         $     0.30

  Diluted                                                $    (0.01)        $     0.46        $      0.36         $     0.28

------------------------------------------------------------------------------------------------------------------------------
Research and development                                 $   29,076         $   27,137        $    24,588         $   20,379
Selling, marketing and administration                        56,595             49,297             44,016             40,822
Amortization                                                  9,114              8,337              9,442              9,048
                                                   -----------------  -----------------  -----------------   -----------------
                                                         $   94,785         $   84,771        $    78,046         $   70,249
                                                   =================  =================  =================   =================

------------------------------------------------------------------------------------------------------------------------------

                          Research In Motion Limited
  Mnagement's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


                                                                                Fiscal 2004 Year
                                                           Fourth           Third             Second            First
                                                           Quarter          Quarter           Quarter          Quarter
                                                      -------------------------------------------------------------------
                                                                      (in thousands, except per share data)

Revenue                                                   $  210,585       $  153,891        $ 125,679        $  104,461

Gross margin (3)                                             103,476           72,398           52,968            42,409

Research and development, Selling, marketing and
administration (3), and Amortization (3)                      56,889           49,132           47,388            45,632
Litigation (1)                                                12,874            9,201            5,653             7,459
Investment income                                             (3,624)          (2,264)          (2,222)           (2,496)
                                                      ---------------  ---------------  ---------------   ---------------
Income (loss) before income taxes                             37,337           16,329            2,149            (8,186)

Recovery of income taxes (2)                                  (4,200)               -                -                 -
                                                      ---------------  ---------------  ---------------   ---------------
Net income (loss)                                         $   41,537       $   16,329        $   2,149        $   (8,186)
                                                      ===============  ===============  ===============   ===============

Earnings (loss) per share (4)
  Basic                                                   $     0.24       $     0.10        $    0.01        $    (0.05)

  Diluted                                                 $     0.23       $     0.10        $    0.01        $    (0.05)
-------------------------------------------------------------------------------------------------------------------------
Research and development                                  $   17,877       $   15,673        $  14,701        $   14,387
Selling, marketing and administration (3)                     32,310           26,233           25,424            24,525
Amortization (3)                                               6,702            7,226            7,263             6,720
                                                      ---------------  ---------------  ---------------   ---------------
                                                          $   56,889       $   49,132        $  47,388        $   45,632
                                                      ===============  ===============  ===============   ===============
--------------------------------------------------------------------------------------------------------------------------


Notes:
------

(1) See "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

(3) During the third quarter of fiscal 2004, the Company reclassified costs associated with its BlackBerry network operations centre and its technical and service support operations centre to Cost of sales. Such costs were previously included in Selling, marketing and administration expense. In addition, amortization expense related to manufacturing operations and BlackBerry network operations has been reclassified to Cost of sales. Such amortization was previously included in Amortization expense. All comparative amounts were reclassified to conform to this new presentation. There were no adjustments to previously reported net income
      (loss) as a result of any of these reclassifications.

(4)   See "Stock Split" and note 11 (a) to the Consolidated Financial
      Statements.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


RESULTS OF OPERATIONS

Fiscal year ended February 26, 2005 compared to the fiscal year ended February 28, 2004


Revenue

Revenue for fiscal 2005 was $1,350.4 million, an increase of $755.8 million, or 127.1%, from $594.6 million in the preceding year.

A comparative breakdown of the significant revenue streams is set forth in the following table:


                                                                                                      Change - Fiscal
                                          Fiscal 2005                    Fiscal 2004                     2005/2004
                                     ----------------------------------------------------------------------------------------


Number of handhelds sold                   2,444,000                      920,000                    1,524,000       165.7%
                                     ================             ================             =============================
ASP                                    $         382               $          373                 $          9         2.4%
                                     ================             ================             =============================

BlackBerry subscribers at fiscal
year end                                2.51 million                 1.07 million                 1.44 million       135.2%
                                     ================             ================             =============================

Revenues

Handhelds                              $     933,989    69.2%      $      343,154    57.7%        $    590,835       172.2%
Service                                      235,015    17.4%             171,215    28.8%              63,800        37.3%
Software                                     131,811     9.8%              47,427     8.0%              84,384       177.9%
Other                                         49,632     3.6%              32,820     5.5%              16,812        51.2%
                                     ---------------------------------------------------------------------------------------
                                       $   1,350,447   100.0%      $      594,616   100.0%        $    755,831       127.1%
                                     =======================================================================================


Handheld product revenues increased by $590.8 million, or 172.2%, to $934.0 million, or 69.2% of consolidated revenues, in fiscal 2005 compared to $343.2 million, or 57.7% of consolidated revenues, in fiscal 2004. This increase in handheld revenues over the prior year is primarily attributable to a volume increase of 165.7% or 1.52 million units to approximately 2.44 million units from approximately 0.92 million units in the prior year. The Company has launched a number of new products in the current fiscal year which operate on the GPRS, iDEN and CDMA20001X wireless networks and expanded its customer base of carrier customers, which account for the volume growth. The Company reconciles handset shipments and estimated carrier channel inventory levels with forecasted subscriber additions. Recently, some of the Company's carrier customers appear to be reducing their inventory levels in relation to their subscriber additions. The Company expects this trend to continue through the first half of fiscal 2006 and will continue to monitor carrier channel inventory levels with carrier customers. ASP increased 2.4% or $9 in fiscal 2005 to $382 per unit from $373 per unit in fiscal 2004, primarily as a result of the increase in color handhelds to nearly 100% of the handheld product mix in the current fiscal year, and which have higher ASP's than monochrome handheld products. The Company expects its ASP for handhelds to decline over the longer term as a result of the introduction of its lower priced 7100

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


series during the third quarter of fiscal 2005 and projected future sales volumes, a continued drive to expand the Company's prosumer offering, BIS, and increased competition in the industry.

The Company estimates that a $10 change in ASP would result in an annual revenue change of approximately $24.4 million, based upon the Company's volume of handhelds shipped in fiscal 2005.

Service revenue increased $63.8 million, or 37.3%, to $235.0 million and comprised 17.4% of consolidated revenue in fiscal 2005 compared to $171.2 million, or 28.8% of consolidated revenue, in fiscal 2004. BlackBerry subscribers increased by net 1.44 million, or 135.2%, to approximately 2.51 milllion as at February 26, 2005 from approximately 1.07 million as at February 28, 2004. The Company has also continued to experience the expected net migration of its direct ("full email") BlackBerry subscriber base to its carrier customers ("net migration"), for whom RIM provides lower priced "relay" services. The Company expects this net migration to continue in fiscal 2006 as data-only BlackBerry subscribers upgrade to voice-enabled handhelds. Consequently, the average monthly revenue per subscriber is expected to continue to decline in fiscal 2006 as a result of: i) the aforementioned net migration; and (ii) the continuing net increase in the BlackBerry subscriber base attributable to relay access subscribers for which RIM receives a lower monthly service fee from its carrier customers.

Software revenues include fees from licensed BES software, CALs, technical support, maintenance and upgrades. Software revenues increased $84.4 million to $131.8 million in fiscal 2005 from $47.4 million in fiscal 2004, as a result of increased sales of BES software, particularly with the introduction of the new BES 4.0 during the fourth quarter of fiscal 2005, and increased sales of CALs consistent with the growth in BlackBerry subscribers..

Other revenue, which includes accessories, non-warranty repairs, NRE, technical support, OEM radios, and other, increased by $16.8 million to $49.6 million in fiscal 2005, compared to $32.8 million in fiscal 2004. Growth in revenue streams such as accessories, NRE and non-warranty repair was partially offset by a reduction in OEM radio revenue in fiscal 2005.

Gross Margin

Gross margin increased by $443.3 million, or 163.4 %, to $714.5 million, or 52.9% of revenue, in fiscal 2005, compared to $271.3 million, or 45.6% of revenue, in the previous fiscal year. The net improvement of 7.3% in consolidated gross margin percentage was primarily due to the following factors:

o Software revenues at $131.8 million comprised 9.8% of the total revenue mix in fiscal 2005, compared to $47.4 million and 8.0% respectively in fiscal 2004;
o    An increase in NRE revenue in the current year;
o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers;
o Reductions in handheld unit warranty rates and net warranty expense (see "Critical Accounting Policies and Estimates - Warranty" and note 13 to the Consolidated Financial Statements); and

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


o A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations.

RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION, AND AMORTIZATION EXPENSE

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for fiscal 2005 compared to fiscal 2004.


                                                                          Fiscal Year Ended
                                                        February 26, 2005                    February 28, 2004
                                                --------------------------------------------------------------------------
                                                        $            % of Revenue            $            % of Revenue

Revenue                                               $ 1,350,447                           $   594,616
                                                --------------------------------------------------------------------------
Research and development                              $   101,180             7.5%          $    62,638        10.5%
Selling, marketing and administration                     190,730            14.1%              108,492        18.2%
Amortization                                               35,941             2.7%               27,911         4.8%
                                                --------------------------------------------------------------------------
                                                      $   327,851            24.3%          $   199,041        33.5%
                                                ==========================================================================


Research and Development

Research and development expenditures consist primarily of salaries for technical personnel, engineering materials, certification and tooling expense, outsourcing and consulting services, software tools and related information technology infrastructure support, and travel.

Research and development expenditures increased by $38.5 million to $101.2 million, or 7.5% of revenue, in fiscal 2005 compared to $62.6 million, or 10.5% of revenue, in the previous year. The majority of the increases during the current fiscal year, compared to fiscal 2004, were attributable to salaries and benefits (primarily as a result of increased personnel to accommodate the Company's growth), third party new product development costs, travel, recruiting, and materials, certification and tooling expenses.

SELLING, MARKETING AND ADMINISTRATION

Selling, marketing and administrative expenses increased by $82.2 million to $190.7 million for fiscal 2005 compared to $108.5 million for fiscal 2004. As a percentage of revenue, selling, marketing and administrative expenses declined to 14.1% in the current year compared to 18.2% in fiscal 2004.

The net increase of $82.2 million was primarily attributable to increased expenditures for marketing, advertising and promotion expenses, compensation expense, legal fees, travel, consulting and external advisory costs and recruiting. The cost increases were partially offset by a foreign exchange gain of $0.4 million in fiscal 2005, compared to a foreign exchange gain of $2.2 million in fiscal 2004 (see note 18 to the Consolidated Financial Statements).

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


AMORTIZATION

Amortization expense on account of certain capital and all intangible assets other than licenses increased by $8.0 million to $35.9 million for fiscal 2005 compared to $27.9 million for fiscal 2004. The increased amortization expense in fiscal 2005 reflects the impact of a full year's amortization expense with respect to capital and certain intangible asset expenditures during fiscal 2004 and also incremental amortization with respect to capital and certain intangible asset expenditures during fiscal 2005.

Cost of sales

Amortization expense with respect to capital assets employed in the Company's manufacturing operations and BlackBerry service operations increased to $14.3 million in fiscal 2005 compared to $7.9 million in fiscal 2004 and is charged to Cost of sales in the Consolidated Statements of Operations. The increased amortization expense in fiscal 2005 reflects the impact of a full year's amortization expense with respect to these capital asset expenditures during fiscal 2004 and also incremental amortization with respect to capital asset expenditures during fiscal 2005. See also note 6 to the Consolidated Financial Statements.

Amortization expense with respect to licenses (a component of Intangible assets) is charged to Cost of sales and was $16.5 million in fiscal 2005 compared to $18.7 million in fiscal 2004.

Total amortization expense with respect to Intangible assets was $19.7 million in fiscal 2005 compared to $19.5 million in fiscal 2004. See also notes 1 (l) and 7 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates - Valuation of long-lived assets, intangible assets and goodwill".

Changes in Capital Assets Amortization

During fiscal 2005, the Company re-evaluated the estimated useful lives of certain of its information technology assets and determined that the estimated useful lives should be reduced from five years to periods of three to four years. The impact of this change was applied on a prospective basis commencing in the first quarter of fiscal 2005. The impact of this change of accounting estimate resulted in incremental amortization expense of $4.3 million for the year. Of this amount, $1.8 million was included in Cost of sales, and $2.5 million was included in Amortization. See also note 1 (k) to the Consolidated Financial Statements.

During fiscal 2005, the Company also re-evaluated the estimated useful lives of capital assets used in manufacturing, and research and development operations that resulted from the application of the 20% declining balance amortization methodology. As a result of the plant capacity and capital asset utilizations currently approaching 100%, versus much lower levels in prior fiscal years, the Company now believes that the 20% declining balance method will not produce quarterly and annual depreciation expense and resulting residual net book values that are consistent with the increased current and future capital asset usage. The Company therefore revised its amortization method to a straight-line method and determined estimated useful lives to be between five and eight years

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


for such capital assets, on a prospective basis, effective the second quarter of fiscal 2005. The impact of this change of method of accounting was insignificant for fiscal 2005. See also note 2 (c) to the Consolidated Financial Statements.

LITIGATION

The Company is the defendant in a patent litigation matter brought by NTP alleging that the Company infringed on eight of NTP's patents. See also note 15
- Litigation to the Consolidated Financial Statements. See also the discussion of the NTP matter in "Liquidity and Capital Resources - NTP Litigation Funding".

The matter went to trial in 2002 in the United States District Court for the Eastern District of Virginia (the "District Court"), and the jury issued a verdict in favour of NTP on November 21, 2002, finding that certain of the products and services that the Company sells in the United States infringe on five of NTP's patents. As a result, the jury awarded damages based upon its assessment of the estimated income derived from certain of the Company's revenues that were considered "infringing revenues".

On August 5, 2003, the District Court ruled on NTP's request for an injunction with respect to RIM continuing to sell BlackBerry handhelds, software and service in the United States and entered judgment with respect to several previously announced monetary awards issued in favour of NTP. The District Court granted NTP the injunction requested; however, the District Court then immediately granted RIM's request to stay the injunction sought by NTP pending the completion of RIM's appeal. On June 7, 2004, the Company and NTP each made oral submissions before the Court of Appeals for the Federal Circuit (the "Appeals Court").

On December 14, 2004, the Appeals Court ruled on the appeal by the Company of the District Court's judgment. The Appeals Court concluded that the District Court erred in construing the claim term "originating processor", which appears in five of sixteen claims within NTP's patents, but did not err in construing any of other claim terms on appeal and affirmed the remainder of the District Court's claim constructions. The Appeals Court further concluded that the District Court correctly found infringement under 35 U.S.C. section 271(a), correctly denied the Company's motion for judgment as a matter of law and did not abuse its discretion in three of its evidentiary rulings.

The Appeals Court decision would remand to the District Court the questions of whether and to what extent the jury verdict of infringement should be set aside, based on the prejudicial effect, if any, of the District Court's erroneous claim construction of the term "originating processor". The Appeals Court ordered that should such prejudicial effect be shown, and because the jury verdict did not specify the amount of infringing sales attributed to each individual patent claim, or the specific devices and services determined by the jury to infringe each separately asserted claim, the District Court on remand will also have to determine the effect of any alteration of the jury verdict on the District Court's damage award and on the scope of the District Court's injunction. Accordingly, the District Court's judgment and the injunction were vacated, and the case remanded to the District Court for further proceedings consistent with the Appeals Court's ruling.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


As a result, the Appeals Court decision would affirm-in-part, vacate-in-part and remand certain matters for further proceedings. The Company filed a petition for rehearing that is still pending in the Appeals Court.

During the fourth quarter of fiscal 2005, the Company and NTP entered into negotiations, which concluded with both parties signing a binding term sheet on March 16, 2005, that resolves all current litigation between them. As part of the resolution, NTP will grant RIM and its customers an unfettered right to continue its BlackBerry-related wireless business without further interference from NTP or its patents. This resolution relates to all NTP patents involved in the current litigation as well as all current and future NTP patents. The resolution covers all of RIM's past and future products, services and technologies and also covers all customers and providers of RIM products and services, including wireless carriers, distributors, suppliers and ISV partners. Under the terms of the resolution, RIM will have the right to grant sublicenses under the NTP patents to anyone for products or services that interface, interact or combine with RIM's products, services or infrastructure. The resolution permits RIM and its partners to sell its products, services and infrastructure completely free and clear of any claim by NTP, including any claims that NTP may have against wireless carriers, ISV partners or against third party products that use RIM's BlackBerry Connect/BlackBerry Built-In technology.

RIM will pay to NTP $450 million in final and full resolution of all claims to date against RIM, as well as for the NTP license going forward. RIM and NTP are currently working to finalize the definitive agreements.

During the fourth quarter of fiscal 2005, the Company recorded an incremental expense of $294.2 million to adjust the total NTP provision to the resolution amount, plus current and estimated legal, professional and other fees, less the previous cumulative quarterly provisions for enhanced compensatory damages, prejudgment interest, plaintiff's attorney fees, estimated postjudgment interest, and current and estimated future costs with respect to legal and other professional fees.

During fiscal 2005, the Company recorded a total expense of $352.6 million.

During fiscal 2004, the Company recorded an expense of $35.2 million to provide for enhanced compensatory damages, current and estimated future legal fees, postjudgment interest and other net adjustments.


INVESTMENT INCOME

Investment income increased by $26.5 million to $37.1 million in fiscal 2005 from $10.6 million in fiscal 2004. The increase primarily reflects the incremental interest income as a result of the significant increase in cash, cash equivalents, short-term investments and investments during the current year compared to the prior year, which included the $905.2 million in net proceeds from the Company's public offering during the fourth quarter of fiscal 2004, as well as improved interest rate yields in fiscal 2005 compared to 2004.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


INCOME TAXES

During the fourth quarter of fiscal 2005, with the resolution of the NTP patent litigation matter, the Company determined that it was "more likely than not" that it would realize the full amount of the deferred tax asset and reversed the valuation allowance. Consequently, the Company recorded a net tax recovery of $142.2 million in fiscal 2005, including a recovery with respect to deferred income taxes of $143.7 million. See also note 9 to the Consolidated Financial Statements and "Critical Accounting Policies and Estimates - Income Taxes".

The Company recorded a current tax recovery of $4.2 million in the fourth quarter of fiscal 2004 to reflect the resolution of certain tax uncertainties previously provided for. The Company recorded nil deferred income tax expense in fiscal 2004 as the Company's income tax expense with respect to pre-tax income earned was offset by the utilization of previously unrecognized deferred tax assets. The Company maintained its previous determination that it still did not meet the "more likely than not" standard under U.S. and Canadian GAAP with respect to the realization of its deferred income tax asset balance and that a full valuation allowance was required as at February 28, 2004.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

NET INCOME

Net income increased by $161.6 million to $213.4 million, or $1.14 per share basic and $1.09 per share diluted, in fiscal 2005 compared to net income of $51.8 million, or $0.33 per share basic and $0.31 per share diluted, in the prior year. See "Executive Summary" for an analysis and reconciliation of the fiscal 2005 increase in net income and earnings per share.


SUMMARY RESULTS OF OPERATIONS - FOURTH QUARTER OF FISCAL 2005 COMPARED TO THE FOURTH QUARTER OF FISCAL 2004

The following table sets forth certain unaudited interim consolidated statement of operations data, which is expressed in thousands of dollars and as a percentage of revenue for the interim periods indicated:

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


                                                           For the Three Months Ended                               Change
                                               February 26, 2005                  February 28, 2004               2005/2004
                                       --------------------------------------------------------------------------------------
                                                       (in thousands, except for percentages and per share amounts)


Revenue                                     $   404,802      100.0%          $  210,585           100.0%         $   194,217

Cost of sales                                   174,878       43.2%             107,109            50.9%              67,769
                                       --------------------------------------------------------------------------------------
Gross margin                                    229,924       56.8%             103,476            49.1%             126,448
                                       --------------------------------------------------------------------------------------
Expenses

 Research and development                        29,076        7.2%              17,877             8.5%              11,199
 Selling, marketing and
 administration                                  56,595       14.0%              32,310            15.3%              24,285
 Amortization                                     9,114        2.2%               6,702             3.2%               2,412
                                       --------------------------------------------------------------------------------------
  Sub-total                                      94,785       23.4%              56,889            27.0%              37,896
                                       --------------------------------------------------------------------------------------
Litigation (1)                                  294,194       72.7%              12,874             6.1%             281,320
                                       --------------------------------------------------------------------------------------
                                                388,979       96.1%              69,763            33.1%             319,216
                                       --------------------------------------------------------------------------------------
Income (loss) from operations                  (159,055)     (39.3%)             33,713            16.0%            (192,768)

Investment income                                11,926        2.9%               3,624             1.7%               8,302
                                       --------------------------------------------------------------------------------------
Earnings (loss) before income taxes            (147,129)     (36.3%)             37,337            17.7%            (184,466)

Recovery of income tax (2)                     (144,556)     (35.7%)             (4,200)           (2.0%)           (140,356)
                                       --------------------------------------------------------------------------------------
Net income (loss)                           $    (2,573)      (0.6%)         $   41,537            19.7%         $   (44,110)
                                       ==================================================================   =================
Earnings (loss) per share (3)
 Basic                                      $     (0.01)                     $     0.24  (3)                     $     (0.25)
                                       =================               =================                    =================
 Diluted                                    $     (0.01)                     $     0.23  (3)                     $     (0.24)
                                       =================               =================                    =================

Notes:
------

(1) See "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements.

(2) See "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

(3)   See "Stock Split" and note 11(a) to the Consolidated Financial
      Statements.

REVENUE

Revenue for the fourth quarter of fiscal 2005 was $404.8 million, an increase of $194.2 million or 92.2% from $210.6 million in the preceding year's fourth quarter.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


A comparative breakdown of the significant revenue streams for the fourth quarter is set forth in the following table:


                                                                                                    Change
                                   FY 2005 4th Quarter          FY 2004 4th Quarter                2005/2004
                               ---------------------------------------------------------------------------------------

Number of handhelds sold               712,000                      379,000                      333,000        87.9%
                               ================             ================             =============================
ASP                               $        379                 $        365                 $         14         3.8%
                               ================             ================             =============================

Revenues

Handhelds                         $    269,458        66.6%    $    138,570        65.8%    $    130,888        94.5%
Service                                 67,639        16.7%          47,459        22.5%          20,180        42.5%
Software                                55,899        13.8%          16,242         7.7%          39,657       244.2%
Other                                   11,806         2.9%           8,314         4.0%           3,492        42.0%
                               ---------------------------------------------------------------------------------------
                                  $    404,802       100.0%    $    210,585       100.0%    $    194,217        92.2%
                               =======================================================================================

Handheld revenue increased by $130.9 million or 94.5% to $269.5 million in the fourth quarter of fiscal 2005 compared to $138.6 million in the preceding year's comparable period. The number of BlackBerry handhelds sold increased by 333,000 or 87.9% to 712,000 in fiscal 2005 compared to 379,000 in the fourth quarter of fiscal 2004. ASP increased by $14 or 3.8% to $379, primarily as a result of the higher percentage of color handhelds in the overall handheld mix in the current year's fourth quarter compared to the prior year's comparable quarter. Service revenue increased by $20.1 million to $67.6 million in the current quarter, compared to $47.5 million in the fourth quarter of fiscal 2004, as a result of the increased number of BlackBerry subscribers. Software revenue increased by $39.7 million to $55.9 million, compared to $16.2 million in the fourth quarter of fiscal 2004, primarily as a result of the introduction of BES 4.0 during the fourth quarter of fiscal 2005, as well as increased sales of CALs consistent with the growth in BlackBerry subscribers.

GROSS MARGIN

Gross margin increased significantly to 56.8% of revenue in the fourth quarter of fiscal 2005, compared to 49.1% of revenue in the same period of the previous fiscal year. The net improvement of 7.7% in consolidated gross margin percentage was primarily due to the following factors:

o Software revenues at $55.9 million comprised 13.8% of the total revenue mix, compared to $16.2 million and 7.7% respectively, in the fourth quarter of fiscal 2004;
o     An increase in NRE revenue in the current year's fourth quarter;
o Improved service margins resulting from cost efficiencies in RIM's network operations infrastructure as a result of the increase in BlackBerry subscribers;
o     A reduction in net warranty expense; and
o A decline in amortization expense as a percentage of consolidated revenue, as the Company continues to realize economies of scale in its manufacturing operations.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


RESEARCH AND DEVELOPMENT, SELLING, MARKETING AND ADMINISTRATION, AND AMORTIZATION EXPENSE

The table below presents a comparison of Research and development, Selling, marketing and administration, and Amortization expenses for the fourth quarter ended February 26, 2005 compared to the quarter ended November 27, 2004 and the fourth quarter ended February 28, 2004. The Company believes it is also meaningful to provide a comparison between the fourth quarter and the third quarter of fiscal 2005, given the quarterly increases in revenue realized by the Company during fiscal 2005.


                                                                    Three Month Fiscal Periods Ended
                                              February 26, 2005            November 27, 2004             February 28, 2004
                                                           % of                         % of                          % of
                                                $       Revenue             $        Revenue              $        Revenue
                                      -------------------------------------------------------------------------------------

Revenue                                    $  404,802                   $ 365,852                      $ 210,585
                                      -------------------------------------------------------------------------------------

Research and development                   $   29,076        7.2%       $  27,137         7.4%         $  17,877      8.5%
Selling, marketing and
administration                                 56,595       14.0%          49,297        13.5%            32,310     15.3%
Amortization                                    9,114        2.2%           8,337         2.3%             6,702      3.2%
                                      -------------------------------------------------------------------------------------
                                           $   94,785       23.4%       $  84,771        23.2%         $  56,889     27.0%
                                      =====================================================================================


NTP LITIGATION MATTER

During the fourth quarter of fiscal 2005, the Company recorded a provision of $294.2 million to account for the balance of the resolution amount not previously recorded, plus incremental legal fees. See "Critical Accounting Policies and Estimates - Litigation", "Results of Operations - Litigation" and
note 15 to the Consolidated Financial Statements.

INCOME TAXES

During the fourth quarter of fiscal 2005, the Company recorded a net tax recovery of $144.6 million, compared to a net tax recovery of $4.2 million in the fourth quarter of fiscal 2004, resulting in an increase in net income of $140.4 million. See "Critical Accounting Policies and Estimates - Income Litigation", "Results of Operations - Income Taxes" and note 9 to the Consolidated Financial Statements.

NET INCOME

Net loss was $2.6 million, or $0.01 per share basic and diluted, in the fourth quarter of fiscal 2005, compared to net income of $41.5 million, or $0.24 per share basic and $0.23 per share diluted, in the prior year's fourth quarter.

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents, short-term investments and investments increased by $184.0 million to $1.68 billion as at February 26, 2005 from $1.50 billion as at February 28, 2004. The majority of the Company's cash and cash equivalents and investments is denominated in U.S. dollars as at February 26, 2005.

A comparative summary of cash and cash equivalents, short-term investments and investments is set out below:


                                                            As At
                                                 February 26,     February 28,           Change
                                                     2005             2004             2005/2004
                                                --------------------------------------------------
Cash and cash equivalents                          $    610,354     $  1,156,419      $ (546,065)
Short-term investments                                  315,495                -         315,495
Investments                                             753,868          339,285         414,583
                                                --------------------------------------------------

Cash, cash equivalents, short-term
  investments and investments                      $  1,679,717     $  1,495,704      $  184,013
                                                ==================================================


Summary of Cash Flows

The following table summarizes the Company's cash flows for fiscal 2005 compared to fiscal 2004:


                                                       Fiscal 2005        Fiscal 2004    Change 2005/2004
                                                  -----------------  -----------------  -----------------


Net income                                             $   213,387          $  51,829      $   161,558
Amortization                                                66,760             54,529           12,231
Deferred income taxes                                     (143,651)                 -         (143,651)
Other                                                         (137)             1,082           (1,219)
Working capital                                            141,623            (43,605)         185,228
                                                  -----------------  ------------------  --------------

Cash flows from operating activities                       277,982             63,835          214,147

Cash flows from financing activities                        53,952            948,881         (894,929)

Cash flows used in investing activities                   (878,075)          (196,832)        (681,243)

Other                                                           76               (146)             222
                                                  -----------------  -------------------  -------------
Net increase (decrease) in cash and cash
  equivalents                                          $  (546,065)         $ 815,738      $(1,361,803)
                                                  =================  ===================  =============


OPERATING ACTIVITIES

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Cash flow provided by operating activities was $278.0 million in fiscal 2005 compared to cash flow provided by operating activities of $63.8 million in the preceding fiscal year, an increase of $214.1 million. Increases in net income and amortization expense account for $161.6 million and $12.2 million respectively of this net increase. The table below summarizes the key components of the changes in working capital items.


                                                                      Fiscal Year Ended               Change
                                                         February 26, 2005     February 28, 2004     2005/2004
                                                    -------------------------------------------------------------


Changes in working capital items:
  Trade receivables                                     $     (115,246)       $     (54,410)       $  (60,836)
  Other receivables                                            (18,257)              (7,611)          (10,646)
  Inventory                                                    (49,653)             (11,561)          (38,092)
  Accounts payable                                              32,894               16,976            15,918
  Accrued liabilities                                           16,528               16,123               405
  Income taxes payable                                           1,465               (3,225)            4,690
  All other                                                     (1,609)               2,674            (4,283)
                                                    -----------------------------------------------------------

Changes in working capital items - before NTP
litigation items                                              (133,878)             (41,034)          (92,844)

  Litigation provision                                         351,218               33,690           317,528
  Restricted cash                                              (75,717)             (36,261)          (39,456)
                                                    -----------------------------------------------------------
Sub-total                                                      275,501               (2,571)          278,072
                                                    -----------------------------------------------------------
                                                        $      141,623       $      (43,605)       $  185,228
                                                    ===========================================================


For fiscal 2005, the majority of cash generated by working capital resulted from an increase in the litigation provision of $351.2 million, as discussed in "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements, less the increase in Restricted cash of $75.7 milllion. This increase was partially offset by increases in trade receivables of $115.2 million and inventory of $49.7 million (generally consistent with the Company's revenue growth), as well as other receivables of $18.3 million.

For fiscal 2004, cash flow generated from operating activities was $63.8 million. Net income plus amortization was $106.4 million. The majority of cash applied to working capital resulted from increases in trade receivables of $54.4 million and inventory of $11.6 million (generally consistent with the Company's revenue growth), as well as other receivables of $7.6 million. These increases were partially offset by an increase in accounts payable of $17.0 million and accrued liabilities of $16.1 million. The increase in accrued litigation of $33.7 million was approximately offset by the increase in restricted cash of $36.3 million, which relates to the Company's quarterly funding requirement to deposit funds into an escrow account with respect to the NTP matter. See "NTP Litigation Funding".

Financing Activities

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005



During fiscal 2005, cash flow generated from financing activities was $54.0 million including $54.2 million of proceeds upon the issuance of share capital related to the exercise of stock options. The Company repaid $0.2 million of debt in fiscal 2005.

During fiscal 2004, cash flow generated from financing activities was $948.9 million including $905.2 million in net proceeds from the Company's public offering of 12.1 million shares at $78.25 per share (on a pre-split basis), and $49.8 million of proceeds upon the issuance of share capital related to the exercise of stock options. The Company repaid $6.1 million of debt in fiscal 2004.

Investing Activities

During fiscal 2005, cash flow used for investing activities equalled $878.1 million, which included the acquisition of investments, net of proceeds on disposition, of $596.7 million, the acquisition of short-term investments, net of proceeds on disposition, of $151.1 million, the acquisitions of capital assets and intangible assets of $109.4 million and $17.1 million, respectively, and the acquisition of subsidiaries of $3.9 million.

During fiscal 2004, cash flow used for investing activities equalled $196.8 million, which included the acquisition of investments, net of proceeds on disposition, of $143.2 million, and the acquisitions of capital assets and intangible assets of $21.8 million and $32.3 million, respectively.

NTP Litigation

As discussed in "Critical Accounting Policies and Estimates - Litigation", "Results of Operations - Litigation" and note 15 to the Consolidated Financial Statements, RIM will pay to NTP $450 million in final and full resolution of all claims to date against RIM, as well as for the NTP license going forward.

Prior to this resolution with NTP and commencing in the first quarter of fiscal 2004 and on a quarterly basis thereafter, the Company has been required to deposit the current fiscal period's enhanced compensatory damages amount plus postjudgment interest (the "quarterly deposit") into a bank escrow account 30 days subsequent to the end of the quarter. These quarterly deposits were to have been set aside in escrow until the appeals process is complete. The quarterly deposit fundings for fiscal 2004 and fiscal 2005 total $112.0 million and are classified as Restricted cash on the Company's consolidated balance sheet as at February 26, 2005.

The Company intends to fund this $450 million resolution amount by: i) utilizing the $112.0 million set aside in escrow, as described above; and ii) using $338.0 million of its portfolio of cash, cash equivalents and short-term investments as at February 26, 2005. Funds totaling $338.0 million were generated from operations, regular investment maturities and the sale of investments with a carrying value of $119 million, and have been converted to a liquid available position subsequent to February 26, 2005. The proceeds on the sale of these investments approximated their carrying value.

The Company has a $70 million Letter of Credit Facility (the "Facility") for operating requirements. Approximately $48 million of the Facility has been utilized in order to satisfy a portion the Company's liability and funding obligation with respect to the NTP matter, as described in note 15 to the Consolidated Financial Statements. During the third quarter of fiscal 2004 and pending the completion of the appeals process, the Company posted, with the

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


approval of the Court, a $48 million Standby Letter of Credit ("LC") to guarantee the monetary damages of the Court's final order. The LC amount of $48 million excludes the fiscal 2005 and 2004 quarterly deposit obligations into the escrow bank account. The Company has pledged specific investments as security for the Facility. Upon payment of the resolution amount and receipt of Court approval, the Company intends to cancel this LC.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company's contractual obligations and the periods in which payments are due as at February 26, 2005:


                                                             Less than      One to       Four to     More than
                                                  Total       One Year    Three Years  Five Years   Five Years
                                          ---------------------------------------------------------------------

Long-term debt                                $   6,728      $     223    $    773     $  5,732     $       -
Operating lease obligations                      17,773          3,490       6,585        1,534         6,164
Purchase obligations and commitments            227,264        227,264           -            -             -
                                          ---------------------------------------------------------------------
Total                                         $ 251,765      $ 230,977    $  7,358     $  7,266     $   6,164
                                          =====================================================================


Purchase obligations and commitments of $227.3 million represent primarily purchase orders or contracts for the purchase of raw materials and other goods and services. The expected timing of payment of these purchase obligations and commitments is estimated based upon current information. Timing of payment and actual amounts paid may be different depending upon the time of receipt of goods and services or changes to agreed-upon amounts for some obligations. The Company has commitments on account of capital expenditures of approximately $15.6 million included in the $227.3 million. The Company intends to fund current and future capital asset expenditures from existing financial resources and cash flows.


COMMENTARY ON MATERIAL DIFFERENCES IN THE COMPANY'S FISCAL 2004 FINANCIAL STATEMENTS UNDER U.S. GAAP COMPARED TO CANADIAN GAAP

The Consolidated Financial Statements have been prepared in accordance with U.S. GAAP on a basis consistent for all periods presented. The Company has also prepared consolidated financial statements in accordance with Canadian GAAP on a basis consistent for all periods presented.

There are no material differences to reported values contained in the Company's consolidated balance sheets under U.S. GAAP and Canadian GAAP ($000's).

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005

                                                            As at
                                                February 26,      February 28,
                                                    2005              2004
                                               ---------------   -------------

Total assets under U.S. GAAP                     $ 2,620,994      $ 1,936,777
                                               ==============  ===============

Total assets under Canadian GAAP                 $ 2,614,101      $ 1,925,297
                                               ==============  ===============

Total shareholders' equity under U.S. GAAP       $ 1,983,676      $ 1,721,662
                                               ==============  ===============

Total shareholders' equity under Canadian GAAP   $ 1,976,783      $ 1,710,182
                                               ==============  ===============

A summary of the differences to reported values contained in the Company's consolidated statements of operations under U.S. GAAP and Canadian GAAP is set out in the table below:


                                                                 Fiscal Year Ended
                                                         February 26,        February 28,
                                                                 2005                2004
                                                       --------------       --------------

Net income under U.S. GAAP                                $  213,387           $   51,829
                                                       --------------       --------------
Adjustments - Canadian GAAP
  Start-up costs (a)                                               -               (1,392)
  Stock-based compensation costs (b)                          (6,255)              (2,890)
  Share issue costs (c)                                        8,727                    -
  Investment tax credits (d)                                  (9,664)                   -
                                                       --------------       --------------
Net income under Canadian GAAP                            $  206,195           $   47,547
                                                       ==============       ==============


Notes:
------

a) U.S. GAAP, Statement of Position 98-5, Reporting on the Cost of Start-up Activities, prescribes that start-up costs should be expensed as incurred. Canadian GAAP allows for the capitalization of start up costs, namely the costs incurred during the start-up of the Company's European operations. As of August 30, 2003, the Company had expensed all start-up costs previously incurred, as the Company had determined that there was no remaining value to these costs as a result of changes in the underlying operations.

b) Previously, under Canadian GAAP, for any stock option with an exercise price that was less than the market price on the date of grant, the difference between the exercise price and the market price on the date of grant was required to be recorded as compensation expense (the intrinsic value based method). As the Company grants stock options at the fair market value of the shares on the day preceding the date of the grant of the options, no compensation expense was recognized. In November 2003, Canadian Institute of Chartered Accountants ("CICA") 3870 was amended to provide transitional provisions which allow for the adoption of fair value based accounting recording of stock options. The Company had elected the prospective method of adoption for Canadian GAAP purposes

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


     effective for the year ended February 28, 2004. In accordance with CICA 3870, the Company has recorded stock-based compensation expense for all grants issued and subsequently cancelled during fiscal 2005 and 2004. In addition, proforma stock-based compensation expense was calculated on grants issued since March 2, 2003.

c) As described in "Critical Accounting Policies and Estimates - Income taxes" and in note 9 to the Consolidated Financial Statements, the Company determined that it was more likely than not it would realize its deferred tax assets during the fourth quarter of fiscal 2005. Accordingly, the Company has recognized a deferred tax asset of $8.7 million on account of the remaining unamortized balance of the share issue costs arising from the Company's January 2004 public share offering, and credited $8.7 million to Capital stock on the consolidated balance sheet. Under Canadian GAAP, the credit of $8.7 million was to recovery of future income taxes on the consolidated statement of operations.

d) As described in "Critical Accounting Policies and Estimates - Income taxes" and in note 15 to the Consolidated Financial Statements, the Company determined that it was more likely than not it would realize its deferred tax assets during the fourth quarter of fiscal 2005. Accordingly, the Company has recognized a deferred tax asset of $50.4 million with respect to investment tax credits ("ITC's") not previously recorded. ITC's are generated as a result of the Company incurring current and capital costs on account of eligible scientific research and experimental development expenditures. For U.S. GAAP purposes, under the "flow-through" method, the $50.4 million was credited as a recovery of deferred income taxes on the consolidated statement of operations. For Canadian GAAP, under the "cost reduction" method, the cost of the related expenditures has been credited as follows: i) $40.7 million as a reduction of research and development expense; and ii) $9.7 million as a reduction of the capital cost of the assets acquired.

Differences to reported values contained in the Company's consolidated statements of cash flows under U.S. GAAP and Canadian GAAP result from the differences discussed above.

MARKET RISK OF FINANCIAL INSTRUMENTS

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency of the U.S. Dollar. The majority of the Company's revenues in fiscal 2005 are transacted in U.S. Dollars, Canadian Dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. Dollars. Other expenses, consisting of the majority of salaries, certain operating costs and most manufacturing overhead, are incurred primarily in Canadian Dollars. At February 26, 2005, approximately 2% of cash and cash equivalents, 42% of trade receivables and 22% of accounts payable and accrued liabilities are denominated in foreign currencies (February 28, 2004 - 2%, 26%, and 18%, respectively). These foreign currencies include the Canadian Dollar, British Pound and Euro. As part of its risk management strategy, the Company maintains net monetary asset and/or

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including forward contracts and options. The Company does not use derivative instruments for speculative purposes.

To hedge exposures relating to foreign currency anticipated transactions, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars, to sell Euros and purchase U.S. Dollars, and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as cash flow hedges, with the resulting changes in fair value recorded in other comprehensive income, and subsequently reclassified to earnings in the period in which the cash flows from the associated hedged transactions affect earnings. These cash flow hedges were fully effective at February 26, 2005. As at February 26, 2005, the unrealized gain on these forward contracts was approximately $14,644 (February 28, 2004 - $5,468). These amounts were included in Other current assets and Accumulated other comprehensive income.

To hedge exposure relating to foreign currency denominated long-term debt, the Company has entered into forward contracts to sell U.S. Dollars and purchase Canadian Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. dollar value of the hedged liability. As at February 26, 2005, a gain of $482 was recorded in respect of this amount (February 28, 2004 - loss of $69). This amount was included in Selling, marketing and administration expenses.

To hedge exposure relating to foreign currency cash and receivable balances, the Company has entered into forward contracts to sell Euros and purchase U.S. Dollars and to sell British Pounds and purchase U.S. Dollars. These contracts have been designated as fair value hedges, with gains and losses on the hedge instruments being recognized in earnings each period, offsetting the change in the U.S. Dollar value of the hedged assets. As at February 26, 2005, a loss of $529 was recorded in respect of this amount (February 28, 2004 - Nil). This amount was included in Selling, marketing and administration expenses.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

RIM has historically been dependent on a small but increasing number of significant customers and on large complex contracts with respect to sales of the majority of its products. The Company expects this trend to continue as it sells an increasing number of its products and service relay access through network carriers and resellers rather than directly. The Company is undergoing significant sales growth in North America and internationally, resulting in the growth in its carrier customer base in terms of numbers, sales and trade receivables volumes and in some instances new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The Company also places insurance coverage for a portion of its foreign trade receivables. The allowance as at February 26, 2005 is $1.7 million (February 28, 2004 - $2.4 million).

While the Company sells to a variety of customers, two customers comprised 23% and 12% of trade receivables as at February 26, 2005 (February 28, 2004 - two customers comprised 24% and 10%). Additionally, four customers comprised 14%, 13%, 13% and 10% of the Company's sales (fiscal 2004 - two customers comprised 15% and 13%).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations to the Company. The Company minimizes this risk by limiting counterparties to major financial institutions and by continuously monitoring their creditworthiness. As at February 26, 2005 the maximum exposure to a single counterparty was 38% of outstanding derivative instruments (February 28, 2004 - 43%).

The Company is exposed to market and credit risk on its investment portfolio. The Company limits this risk by investing only in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at February 26, 2005, no single issuer represented more than 9% of the total cash, cash equivalents and investments (February 28, 2004 - no single issuer represented more than 4% of the total cash, cash equivalents and short-term investments).

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

Stock-Based Compensation

On December 16, 2004, the FASB issued amended SFAS 123 ("SFAS 123R") Accounting for Share-Based Payment. SFAS 123(R) requires all companies to use the fair-value based method of accounting for stock-based compensation, and is in effect for all interim periods ending after June 15, 2005. SFAS 123(R) requires that all companies adopt either the MPT or MRT approach. Stock compensation expense calculated using the MPT approach would be recognized on a prospective basis in the financial statements over the requisite service period, while the MRT method allows a restatement of prior period for amounts previously recorded as proforma expense. On April 14, 2005, the SEC announced that it would provide for a phased-in implementation process for SFAS 123(R). The Company will now be required to adopt a fair-value based method in the first quarter of fiscal 2007.

Equity Method of Accounting to Investments

In June 2004, the Emerging Issues Task Force released Issue No. 03-01 Whether an Investor Should Apply the Equity Method of Accounting to Investments other than Common Stock ("EITF 02-14"). EITF 02-14 addresses the situation where an investor does not own an investment in the common stock, but exercises significant influence over the financial and operating policies of the Company. EITF 02-14 goes on to state that the equity method of accounting for investments should only be applied when the investor has investments in common stock, or in-substance common stock and have significant influence over the

                          Research In Motion Limited
  Management's Discussion and Analysis of Financial Condition and Results of
            Operations For the Fiscal Year Ended February 26, 2005


Company. The Company has determined that the adoption of EITF 02-14 has no impact on the Company's financial statements.

Inventory Costs

In November 2004, the FASB issued SFAS 151 Inventory Costs. SFAS 151 amends Accounting Research Bulletin ("ARB") 43 to clarify the accounting treatment of several abnormal inventory type costs. This standard is in effect for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

Exchanges of Non-Monetary Assets

In December 2004, the FASB issued SFAS 153 Exchanges of Non-Monetary Assets. SFAS 153 amends APB Opinion 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance. This standard is in effect for fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of this standard will have a significant impact on its consolidated financial statements.

                                  SIGNATURES

         Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            RESEARCH IN MOTION LIMITED
                                                  (Registrant)


Date:   May 5, 2005                        By:  /s/ DENNIS KAVELMAN
        --------------------                    ------------------------------
                                                            (Signature)
                                                Dennis Kavelman
                                                Chief Financial Officer